FILED WITH THE SEC ON                               REGISTRATION NO.  333-94117
                      --------------------------.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2


                            ------------------------

                                   PRUCO LIFE
                           VARIABLE UNIVERSAL ACCOUNT
                              (Exact Name of Trust)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                          PRUCO LIFE INSURANCE COMPANY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                                 (800) 286-7754
          (Address and telephone number of principal executive offices)

                            ------------------------

                                THOMAS C. CASTANO
                               ASSISTANT SECRETARY
                          PRUCO LIFE INSURANCE COMPANY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                     (Name and address of agent for service)

                                    Copy to:
                                JEFFREY C. MARTIN
                                 SHEA & GARDNER
                         1800 MASSACHUSETTS AVENUE, N.W.
                             WASHINGTON, D.C. 20036

                            ------------------------


Survivorship Variable Universal Life Insurance Contracts -- The Registrant hereby elects to register an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.


Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.



This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                             CROSS REFERENCE SHEET
                          (AS REQUIRED BY FORM N-8B-2)



   N-8B-2 ITEM NUMBER          LOCATION
   ------------------          --------
           1.                  Cover Page

           2.                  Cover Page

           3.                  Not Applicable

           4.                  Sale of the Contract and Sales Commissions

           5.                  Pruco Life Variable Universal Account

           6.                  Pruco Life Variable Universal Account

           7.                  Not Applicable

           8.                  Not Applicable

           9.                  Litigation and Regulatory Proceedings

          10.                  Introduction and Summary;  Voting Rights; Charges and Expenses;
                               Short-Term  Cancellation  Right or "Free Look";  Types of Death
                               Benefit;   Changing  the  Type  of  Death  Benefit;   Premiums;
                               Allocation  of  Premiums;  Transfers;  Dollar  Cost  Averaging;
                               Auto-Rebalancing;  How a Contract's  Cash Surrender  Value Will
                               Vary; How a Type A (Fixed)  Contract's Death Benefit Will Vary;
                               How a Type B  (Variable)  Contract's  Death  Benefit Will Vary;
                               Surrender  of  a  Contract;  Withdrawals;  Decreases  in  Basic
                               Insurance  Amount;  When  Proceeds  are Paid;  Contract  Loans;
                               Lapse and  Reinstatement;  Other General  Contract  Provisions;
                               Riders; Substitution of Fund Shares

          11.                  Introduction and Summary; Pruco Life Variable Universal Account

          12.                  Cover Page;  Introduction and Summary;  The Funds;  Sale of the
                               Contract and Sales Commissions

          13.                  Introduction  and  Summary;  The Funds;  Charges and  Expenses;
                               Premiums;  Allocation  of  Premiums;  Sale of the  Contract and
                               Sales Commissions

          14.                  Introduction and Summary;  Detailed Information for Prospective
                               Contract Owners

          15.                  Introduction  and Summary;  Premiums;  Allocation  of Premiums;
                               Transfers; Dollar Cost Averaging; Auto-Rebalancing

          16.                  Introduction and Summary;  Detailed Information for Prospective
                               Contract Owners

          17.                  When Proceeds are Paid


  N-8B-2 ITEM NUMBER           LOCATION
  ------------------           --------
          18.                  Pruco Life Variable Universal Account

          19.                  Reports to Contract Owners

          20.                  Not Applicable

          21.                  Contract Loans

          22.                  Not Applicable

          23.                  Not Applicable

          24.                  Other General Contract Provisions

          25.                  Pruco Life Insurance Company

          26.                  Introduction and Summary; The Funds; Charges and Expenses

          27.                  Pruco Life Insurance Company; The Funds

          28.                  Pruco Life Insurance Company; Directors and Officers

          29.                  Pruco Life Insurance Company

          30.                  Not Applicable

          31.                  Not Applicable

          32.                  Not Applicable

          33.                  Not Applicable

          34.                  Not Applicable

          35.                  Pruco Life Insurance Company

          36.                  Not Applicable

          37.                  Not Applicable

          38.                  Sale of the Contract and Sales Commissions

          39.                  Sale of the Contract and Sales Commissions

          40.                  Not Applicable

          41.                  Sale of the Contract and Sales Commissions

          42.                  Not Applicable

          43.                  Not Applicable


  N-8B-2 ITEM NUMBER           LOCATION
  ------------------           --------
          44.                  Introduction  and Summary;  The Funds;  How a  Contract's  Cash
                               Surrender  Value  Will  Vary;  How a Type A (Fixed)  Contract's
                               Death  Benefit Will Vary;  How a Type B  (Variable)  Contract's
                               Death Benefit Will Vary

          45.                  Not Applicable

          46.                  Introduction  and  Summary;   Pruco  Life  Variable   Universal
                               Account; The Funds

          47.                  Pruco Life Variable Universal Account; The Funds

          48.                  Not Applicable

          49.                  Not Applicable

          50.                  Not Applicable

          51.                  Not Applicable

          52.                  Substitution of Fund Shares

          53.                  Tax Treatment of Contract Benefits

          54.                  Not Applicable

          55.                  Not Applicable

          56.                  Not Applicable

          57.                  Not Applicable

          58.                  Not Applicable


          59.                  Financial  Statements:  Financial  Statements of the Pruco Life
                               Variable Universal Account;  Consolidated  Financial Statements
                               of Pruco Life Insurance Company and its subsidiaries



                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

 Prospectus -- May 1, 2000



                                                          SURVIVORSHIP VARIABLE
                                                          UNIVERSAL LIFE











PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

Pruco Life Insurance Company
                                                           [LOGO] Prudential

PROSPECTUS
MAY 1, 2000

PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

SURVIVORSHIP VARIABLE UNIVERSAL LIFE


This prospectus describes an individual flexible premium survivorship variable universal life insurance contract (the "Contract"), offered by Pruco Life Insurance Company ("Pruco Life," "us," "we," or "our"). Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract provides life insurance coverage on two insureds with a death benefit payable on the second death.

INVESTMENT CHOICES


Survivorship Variable Universal Life offers a wide variety of investment choices, including 16 variable investment options that invest in mutual funds managed by these leading asset managers:

o           THE PRUDENTIAL INVESTMENT CORPORATION
o           A I M ADVISORS, INC.
o           AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
o           JANUS CAPITAL CORPORATION
o           MASSACHUSETTS FINANCIAL SERVICES COMPANY
o           FRANKLIN ADVISERS, INC.
o           ROWE PRICE-FLEMING INTERNATIONAL, INC.


For a complete list of the 16 available variable investment options and their investment objectives, see THE FUNDS, page 7.

You may also choose to invest your Contract's premiums and its earnings in the fixed-rate option which pays a guaranteed interest rate. See THE FIXED-RATE OPTION, page 10.

This prospectus describes the Contract generally and the Pruco Life Variable Universal Account (the "Account"). The attached prospectuses for the Funds, and their related statements of additional information describe the investment objectives and the risks of investing in the Fund portfolios. Pruco Life may add additional investment options in the future. Please read this prospectus and keep it for future reference.


The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACT MAY BE PURCHASED THROUGH REGISTERED REPRESENTATIVES LOCATED IN BANKS AND OTHER FINANCIAL INSTITUTIONS. AN INVESTMENT IN THE CONTRACT IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC") OR ANY OTHER GOVERNMENTAL AGENCY AND MAY LOSE VALUE. AN INVESTMENT IS ALSO NOT A CONDITION TO THE PROVISION OR TERM OF ANY BANKING SERVICE OR ACTIVITY. THE PARTICIPATING BANK IS NOT A REGISTERED BROKER-DEALER AND IS NOT AFFILIATED WITH PRUCO SECURITIES CORPORATION.



                          PRUCO LIFE INSURANCE COMPANY
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                            Telephone: (800) 782-5356

                               PROSPECTUS CONTENTS


                                                                                                             PAGE
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS.............................................................1

 INTRODUCTION AND SUMMARY........................................................................................2
    BRIEF DESCRIPTION OF THE CONTRACT............................................................................2
    CHARGES......................................................................................................2
    TYPES OF DEATH BENEFIT.......................................................................................5
    PREMIUM PAYMENTS.............................................................................................5
    REFUND.......................................................................................................5

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY,
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT, AND THE VARIABLE INVESTMENT
OPTIONS AVAILABLE UNDER THE CONTRACT.............................................................................6
    PRUCO LIFE INSURANCE COMPANY.................................................................................6
    THE PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT....................................................................6
    THE FUNDS....................................................................................................7
    VOTING RIGHTS................................................................................................9
    THE FIXED-RATE OPTION.......................................................................................10
    WHICH INVESTMENT OPTION SHOULD BE SELECTED?.................................................................11

DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS............................................................11
    CHARGES AND EXPENSES........................................................................................11
    REQUIREMENTS FOR ISSUANCE OF A CONTRACT.....................................................................15
    SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK"................................................................15
    TYPES OF DEATH BENEFIT......................................................................................15
    CHANGING THE TYPE OF DEATH BENEFIT..........................................................................16
    CONTRACT DATE...............................................................................................17
    PREMIUMS....................................................................................................17
    ALLOCATION OF PREMIUMS......................................................................................18
    DEATH BENEFIT GUARANTEE.....................................................................................19
    TRANSFERS...................................................................................................20
    DOLLAR COST AVERAGING.......................................................................................21
    AUTO-REBALANCING............................................................................................21
    HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY.............................................................22
    HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY.....................................................22
    HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY..................................................23
    SURRENDER OF A CONTRACT.....................................................................................24
    WITHDRAWALS.................................................................................................24
    DECREASES IN BASIC INSURANCE AMOUNT.........................................................................25
    WHEN PROCEEDS ARE PAID......................................................................................26
    ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS............................26
    CONTRACT LOANS..............................................................................................28
    SALE OF THE CONTRACT AND SALES COMMISSIONS..................................................................29
    TAX TREATMENT OF CONTRACT BENEFITS..........................................................................29
    LAPSE AND REINSTATEMENT.....................................................................................31
    LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS.........................................32
    OTHER GENERAL CONTRACT PROVISIONS...........................................................................32
    RIDERS......................................................................................................33
    SUBSTITUTION OF FUND SHARES.................................................................................33
    REPORTS TO CONTRACT OWNERS..................................................................................33
    STATE REGULATION............................................................................................33
    EXPERTS.....................................................................................................34


    LITIGATION AND REGULATORY PROCEEDINGS.......................................................................34
    ADDITIONAL INFORMATION......................................................................................35
    FINANCIAL STATEMENTS........................................................................................35

DIRECTORS AND OFFICERS..........................................................................................36

FINANCIAL STATEMENTS OF THE PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT...............................................A1

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY
AND SUBSIDIARIES................................................................................................B1

              DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS


ACCUMULATED NET PAYMENTS -- The actual premium payments you make accumulated at an effective annual rate of 4%, less any withdrawals you make, accumulated at an effective annual rate of 4%.

ATTAINED AGE -- An insured's age on the Contract date plus the number of years since then.

BASIC INSURANCE AMOUNT -- The amount of life insurance as shown in the Contract. Also referred to as "face amount."

CASH VALUE -- An amount equal to the Contract Fund minus surrender charges.

CASH SURRENDER VALUE -- The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and minus surrender charges. Also referred to in the Contract as Net Cash Value.


CONTRACT -- The Pruco Life Survivorship Variable Universal Life policy described in this prospectus.


CONTRACT ANNIVERSARY -- The same date as the Contract date in each later year.

CONTRACT DATE -- The date the Contract is effective, as specified in the Contract.

CONTRACT DEBT -- The principal amount of all outstanding loans plus any interest accrued thereon.


CONTRACT FUND -- The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the variable investment options and the fixed-rate option, and the principal amount of any Contract debt plus any interest earned thereon.


CONTRACT MONTH -- A month that starts on the Monthly date.

CONTRACT OWNER[S] -- You. Unless a different owner is named in the application, the owners of the Contract are the insureds jointly or the survivor of them. If the Contract is owned jointly, the exercise of rights under the Contract must be made by both jointly.

CONTRACT YEAR -- A year that starts on the Contract date or on a Contract anniversary.


DEATH BENEFIT -- If the Contract is not in default, this is the amount we will pay upon the second death of two insureds, assuming no Contract debt.


FIXED-RATE OPTION -- An investment option under which Pruco Life guarantees that interest will be added to the amount invested at a rate declared periodically in advance.

FUNDS -- Mutual funds with separate portfolios. One or more of the available Fund portfolios may be chosen as an underlying investment for the Contract.

ISSUE AGE -- An insured's age as of the Contract date.


LIFETIME DEATH BENEFIT GUARANTEE PERIOD -- The lifetime of the Contract, during which time the Lifetime Death Benefit Guarantee is available if sufficient premiums are paid and there is no outstanding loan. See DEATH BENEFIT GUARANTEE, page 19.

LIMITED DEATH BENEFIT GUARANTEE PERIOD -- the period until age 75 of the younger insured or 10 years after issue, whichever comes later, during which time the Limited Death Benefit Guarantee is available if sufficient premiums are paid and there is no outstanding loan. The period applicable to your Contract is shown on the Contract data pages. See DEATH BENEFIT GUARANTEE, page 19.


MONTHLY DATE -- The Contract date and the same date in each subsequent month.


PRUCO LIFE INSURANCE COMPANY -- Pruco Life, us, we, our. The company offering the Contract.

SEPARATE ACCOUNT -- Amounts under the Contract that are allocated to the variable investment options held by us in a separate account called the Pruco Life Variable Universal Account. The separate account is set up apart from all of the general assets of Pruco Life Insurance Company.

VALUATION PERIOD -- The period of time from one determination of the value of the amount invested in a variable investment option to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open.

VARIABLE INVESTMENT OPTION -- the 16 mutual funds available under this Contract, whose shares are held in the separate account.


YOU -- The owner[s] of the Contract.

                            INTRODUCTION AND SUMMARY

THIS SUMMARY PROVIDES A BRIEF OVERVIEW OF THE MORE SIGNIFICANT ASPECTS OF THE CONTRACT. WE PROVIDE FURTHER DETAIL IN THE SUBSEQUENT SECTIONS OF THIS PROSPECTUS AND IN THE CONTRACT.

BRIEF DESCRIPTION OF THE CONTRACT


The PRUCO LIFE SURVIVORSHIP VARIABLE UNIVERSAL LIFE Contract is a flexible premium variable universal life insurance policy. It is issued by Pruco Life Insurance Company. The Contract provides life insurance coverage, with a death benefit payable upon the second death of two insureds. If the Contract is not in default, the amount we will pay will be the death benefit determined as of the date of the second death reduced by any Contract debt. See CONTRACT LOANS, page
28. A significant element of the Contract is the Contract Fund. The Contract Fund represents the value of your Contract and changes every business day.


A broad objective of the Contract is to provide benefits that will increase in value if favorable investment results are achieved. You may invest premiums in one or more of the 16 available variable investment options or in the fixed-rate option. Your Contract Fund value changes every day depending upon the change in value of the particular investment options that you have selected.

Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See WHICH INVESTMENT OPTION SHOULD BE SELECTED?, page 11. If you select the fixed-rate option, Pruco Life credits your account with a declared rate or rates of interest. You assume the risk that the rate may change, although it will never be lower than an effective annual rate of 4%.

Variable life insurance contracts are unsuitable as short-term savings vehicles. Loans will negate any guarantee against lapse and may result in adverse tax consequences. See DEATH BENEFIT GUARANTEE, page 19, and TAX TREATMENT OF CONTRACT BENEFITS, page 29.

CHARGES


The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks as well as sales and administrative expenses.

The maximum charges shown in the chart, as well as the current lower charges, are fully described under CHARGES AND EXPENSES, page 11.

                             PREMIUM PAYMENT

--------------------------------------------------------------------------------

     o    less a charge of up to 7.5% for any taxes attributable to premiums.
     o less a charge for sales expenses during the first five contract years at a rate of up to 12%; after the fifth contract year, we may charge up to 4%.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             INVESTED PREMIUM AMOUNT

To be invested in one or a combination of:
     o    16 investment portfolios of the Funds
     o    The fixed-rate option
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 CONTRACT FUND

On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract Fund changes daily.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 DAILY CHARGES

o We deduct management fees and expenses from the Fund assets. See UNDERLYING PORTFOLIO EXPENSES chart, below.

o We deduct a daily mortality and expense risk charge, equivalent to an effective annual rate of up to 0.9%, from assets in the variable investment options.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                MONTHLY CHARGES

o During the first five years, we reduce the Contract Fund by a monthly administrative charge of $10.00 per Contract plus up to $0.10 per $1,000 of basic insurance amount; after the first five Contract years, we charge $10.00 per Contract plus up to $0.05 per $1,000 of the basic insurance amount.
o    We deduct a cost of insurance ("COI") charge.
o    If the Contract includes riders, we deduct rider charges from the Contract
     Fund.
o If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.

o We reserve the right to deduct a charge to cover federal, state or local taxes imposed upon the operations of the Account.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          POSSIBLE ADDITIONAL CHARGES

o We will assess contingent deferred sales and administrative charges (surrender charges) if the Contract is surrendered. We may charge up to $8 per $1,000 of basic insurance amount if you surrender your Contract. This charge is level for the first five years and declines monthly until it reaches zero at the end of the 10th Contract year.

o We assess an administrative processing charge of up to $25 for any withdrawals.

o We reserve the right to charge up to $25 for each basic insurance amount decrease, although no such charge is currently being made.
o We assess an administrative processing charge of up to $25 for each transfer exceeding 12 in any Contract year.
--------------------------------------------------------------------------------

                          UNDERLYING PORTFOLIO EXPENSES

----------------------------------------------------------------------------------------------------------------------------------
                                                    INVESTMENT                           TOTAL CONTRACTUAL       TOTAL ACTUAL
                                PORTFOLIO          ADVISORY FEE       OTHER EXPENSES         EXPENSES              EXPENSES*
-------------------------------------------------------------------- ----------------- ---------------------- --------------------
SERIES FUND
  Money Market                                         0.40%              0.02%                0.42%                 0.42%
  Diversified Bond                                     0.40%              0.03%                0.43%                 0.43%
  Conservative Balanced                                0.55%              0.02%                0.57%                 0.57%
  Flexible Managed                                     0.60%              0.02%                0.62%                 0.62%
  High Yield Bond                                      0.55%              0.05%                0.60%                 0.60%
  Stock Index                                          0.35%              0.04%                0.39%                 0.39%
  Equity Income                                        0.40%              0.02%                0.42%                 0.42%
  Equity                                               0.45%              0.02%                0.47%                 0.47%
  Prudential Jennison                                  0.60%              0.03%                0.63%                 0.63%
  Global                                               0.75%              0.09%                0.84%                 0.84%
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Value Fund                                  0.61%              0.15%                0.76%                 0.76%
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. (1)
  VP Value Fund                                        1.00%              0.00%                1.00%                 1.00%
JANUS ASPEN SERIES (2)
  Growth Portfolio                                     0.65%              0.02%                0.67%                 0.67%
MFS(R) VARIABLE INSURANCE TRUST SM  (3)
  Emerging Growth Series                               0.75%              0.09%                0.84%                 0.84%
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST (4)
  Franklin Small Cap Fund - Class 2
T. ROWE PRICE INTERNATIONAL SERIES, INC. (1)           0.55%              0.52%                1.07%                 1.07%
  International Stock Portfolio
                                                       1.05%              0.00%                1.05%                 1.05%
----------------------------------------------------------------------------------------------------------------------------------
* Reflects fee waivers and reimbursement of expenses, if any.
----------------------------------------------------------------------------------------------------------------------------------


(1) AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. / T. ROWE PRICE INTERNATIONAL SERIES, INC. The Investment Advisory Fee includes the ordinary expenses of operating the Fund.
(2)  JANUS ASPEN SERIES
     The table reflects expenses based on expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee.
(3)  MFS(R)VARIABLE INSURANCE TRUST SM
     An expense offset arrangement with the Fund's custodian resulted in a reduction in Other Expenses by 0.01%.
(4)  FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
     The table reflects restated management fees and expenses based on a merger that became effective on May 1, 2000. The formally adopted distribution plan, or "12b-1 Plan," provides for a maximum annual fee of 0.35% of the Fund's average daily net assets, however, the Fund's Board of Trustees has set the current rate at 0.25%.


THE EXPENSES RELATING TO THE FUNDS (OTHER THAN THOSE OF THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND") HAVE BEEN PROVIDED TO PRUCO LIFE BY THE FUNDS. PRUCO LIFE HAS NOT INDEPENDENTLY VERIFIED THEM.

TYPES OF DEATH BENEFIT

There are two types of death benefit available: Type A (fixed) death benefit and Type B (variable) death benefit. You may choose a Type A death benefit under which the cash surrender value varies daily with investment experience, and the death benefit you initially chose does not change. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. You may choose a Type B death benefit under which the cash surrender value and the death benefit both vary with investment experience. For either type of death benefit, as long as the Contract is inforce, the death benefit will never be less than the basic insurance amount shown in your Contract. See TYPE OF DEATH BENEFIT, page 15.

PREMIUM PAYMENTS


The Contract is a flexible premium contract - there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment ($15 for premiums made by electronic fund transfer), you choose the timing and amount of premium payments. The Contract will remain inforce if the Contract Fund is sufficient to cover the charges, including surrender charges. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the accumulated premiums you pay, less withdrawals, are high enough, and you have no Contract debt, Pruco Life guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. There are two guarantees available, one that lasts for the lifetime of the Contract and one that lasts for a stated, reasonably lengthy period. The guarantee for the life of the Contract requires higher premium payments. See PREMIUMS, page 17, DEATH BENEFIT GUARANTEE, page 19 and LAPSE AND REINSTATEMENT, page 31. You should discuss your billing options with your Pruco Life representative when you apply for the Contract. See PREMIUMS, page 17.


REFUND

For a limited time, you may return your Contract for a refund in accordance with the terms of its "free-look" provision. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK," page 15.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

THE REPLACEMENT OF LIFE INSURANCE IS GENERALLY NOT IN YOUR BEST INTEREST. IN MOST CASES, IF YOU REQUIRE ADDITIONAL COVERAGE, THE BENEFITS OF YOUR EXISTING CONTRACT CAN BE PROTECTED BY PURCHASING ADDITIONAL INSURANCE OR A SUPPLEMENTAL CONTRACT. IF YOU ARE CONSIDERING REPLACING A CONTRACT, YOU SHOULD COMPARE THE BENEFITS AND COSTS OF SUPPLEMENTING YOUR EXISTING CONTRACT WITH THE BENEFITS AND COSTS OF PURCHASING THE CONTRACT DESCRIBED IN THIS PROSPECTUS AND YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISER.

THIS PROSPECTUS MAY ONLY BE OFFERED IN JURISDICTIONS IN WHICH THE OFFERING IS LAWFUL. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION FOR THE FUNDS.

   GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE
                                    CONTRACT

PRUCO LIFE INSURANCE COMPANY

Pruco Life Insurance Company ("Pruco Life", "us", "we", or "our") is a stock insurance company, organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. These Contracts are not offered in any state where the necessary approvals have not been obtained.


Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the state of New Jersey. Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization". On February 10, 1998, Prudential's Board of Directors authorized management to take preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by Prudential's Board of Directors, a public hearing, voting by qualified policyholders and regulatory approval. Prudential is working toward completing this process in 2001 and currently expects adoption by the Board of Directors to take place in the latter part of 2000. However, there is no certainty that the demutualization will be completed in this timeframe or that the necessary approvals will be obtained. Also it is possible that after careful review, Prudential could decide not to demutualize or could decide to delay its plans.

The plan of reorganization, which has not been fully developed and approved, would provide the criteria for determining eligibility and the methodology for allocating shares or other consideration to those who would be eligible. Generally the amount of shares or other consideration eligible customers would receive would be based on a number of factors, including types, amounts and issue years of the policies. As a general rule, owners of Prudential-issued insurance policies and annuity contracts would be eligible, provided that their policies were in force on the date Prudential's Board of Directors adopted a plan of reorganization, while mutual fund customers and customers of Prudential's subsidiaries (such as the Pruco Life insurance companies) would not be. It has not yet been determined whether any exceptions to that general rule will be made with respect to policyholders and contractholders of Prudential's subsidiaries. This does not constitute a proposal, offer, solicitation or recommendation regarding any plan of reorganization that may be proposed or a recommendation regarding the ownership of any stock that could be issued in connection with any such demutualization.


THE PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

We have established a separate account, the Pruco Life Variable Universal Account (the "Account"), to hold the assets that are associated with the Contracts. The Account was established on April 17, 1989 under Arizona law and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life's other assets.

Pruco Life is also the legal owner of the assets in the Account. Pruco Life will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities which arise from any other business Pruco Life conducts. In addition to these assets, the Account's assets may include funds contributed by Prudential to commence operation of the Account and may include accumulations of the charges Pruco Life makes against the Account. From time to time these additional assets will be transferred to Pruco Life's general account. Pruco Life will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

The obligations to Contract owners and beneficiaries arising under the Contract are general corporate obligations of Pruco Life.


Currently, you may invest in one or a combination of 16 available variable investment options. When you choose a variable investment option, we purchase shares of a mutual fund which are held as an investment for that option. We hold these shares in the separate account. The division of the separate account of Pruco Life that invests in a particular mutual fund is referred to in your Contract as the subaccount. Pruco Life may add additional variable investment options in the future. The Account's financial statements begin on page A1.


THE FUNDS

Listed below are the mutual funds (the "Funds") in which the variable investment options invest, the investment objectives, and investment advisers.

EACH OF THE FUNDS HAS A SEPARATE PROSPECTUS THAT IS PROVIDED WITH THIS PROSPECTUS. YOU SHOULD READ THE FUND PROSPECTUS BEFORE YOU DECIDE TO ALLOCATE ASSETS TO THE VARIABLE INVESTMENT OPTION USING THAT FUND. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE FUNDS WILL BE MET.

THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND"):

o MONEY MARKET PORTFOLIO: The investment objective is maximum current income consistent with the stability of capital and the maintenance of liquidity. The Portfolio invests in high quality short-term debt obligations that mature in 13 months or less.

o DIVERSIFIED BOND PORTFOLIO: The investment objective is a high level of income over a longer term while providing reasonable safety of capital. The Portfolio invests primarily in higher grade debt obligations and high quality money market investments.

o CONSERVATIVE BALANCED PORTFOLIO: The investment objective is a total investment return consistent with a conservatively managed diversified portfolio. The Portfolio invests in a mix of equity securities, debt obligations and money market instruments.

o FLEXIBLE MANAGED PORTFOLIO: The investment objective is a total investment return consistent with an aggressively managed diversified portfolio. The Portfolio invests in a mix of equity securities, debt obligations and money market instruments.

o HIGH YIELD BOND PORTFOLIO: The investment objective is a high total return. The Portfolio invests primarily in high yield/high risk debt securities.


o STOCK INDEX PORTFOLIO: The investment objective is investment results that generally correspond to the performance of publicly-traded common stocks. The Portfolio attempts to duplicate the price and yield performance of the Standard & Poor's 500 Stock Index (the "S&P 500").

o EQUITY INCOME PORTFOLIO: The investment objective is both current income and capital appreciation. The Portfolio invests primarily in common stocks and convertible securities that provide good prospects for returns above those of the S&P 500 or the NYSE Composite Index.

o EQUITY PORTFOLIO: The investment objective is capital appreciation. The Portfolio invests primarily in common stocks of major established corporations as well as smaller companies that offer attractive prospects of appreciation.

o PRUDENTIAL JENNISON PORTFOLIO: The investment objective is to achieve long-term growth of capital. The Portfolio invests primarily in equity securities of major established corporations that offer above-average growth prospects.

o GLOBAL PORTFOLIO: The investment objective is long-term growth of capital. The Portfolio invests primarily in common stocks (and their equivalents) of foreign and U.S. companies.

Prudential is the investment adviser for the assets of each of the portfolios of the Series Fund. Prudential's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prudential has a Service Agreement with its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"). The Service Agreement provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Series Fund. In addition, Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary, Jennison Associates LLC ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio.


AIM VARIABLE INSURANCE FUNDS:

o AIM V.I. VALUE FUND. Seeks to achieve long-term growth of capital. Income is a secondary objective.


A I M Advisors, Inc. ("AIM") is the investment adviser for this fund. The principal business address for AIM is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.:


o AMERICAN CENTURY VP VALUE FUND. Seeks long-term capital growth with income as a secondary objective. The Fund seeks to achieve its objective by investing primarily in equity securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase.

American Century Investment Management, Inc. ("ACIM") is the investment adviser for this fund. ACIM's principal business address is American Century Tower, 4500 Main Street, Kansas City, Missouri 64111. The principal underwriter of the Fund is American Century Services, Inc., located at 4500 Main Street, Kansas City, Missouri 64111.


JANUS ASPEN SERIES:

o GROWTH PORTFOLIO. Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Janus Capital Corporation is the investment adviser and is responsible for the day-to-day management of the portfolio and other business affairs of the portfolio. Janus Capital Corporation's principal business address is 100 Fillmore Street, Denver, Colorado 80206-4928.

MFS(R)  VARIABLE INSURANCE TRUST(SM):


o     EMERGING GROWTH SERIES. Seeks to provide long-term growth of capital.


Massachusetts Financial Services Company, a Delaware corporation, is the investment adviser to this MFS Series. The principal business address for the Massachusetts Financial Services Company is 500 Boylston Street, Boston, Massachusetts 02116.


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:

o FRANKLIN SMALL CAP FUND-- CLASS 2. Seeks long-term capital growth. The Fund invests primarily in equity securities of U.S. small capitalization growth companies.


Franklin Advisers, Inc. (Advisers) is the fund's investment manager. The principal business address for Franklin Advisers, Inc. is 777 Mariners Island Boulevard, San Mateo, California 94403-7777.

T. ROWE PRICE INTERNATIONAL SERIES, INC.:


o INTERNATIONAL STOCK PORTFOLIO. Seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.


Rowe Price-Fleming International, Inc. is the investment manager for this fund. The principal business address for Rowe Price-Fleming International, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.

The investment advisers for the Funds charge a daily investment management fee as compensation for their services. These fees are described in the table in the INTRODUCTION AND SUMMARY section, see page 4, and are more fully described in the prospectus for each Fund.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither of the companies that invest in the Funds nor the Funds currently foresee any such disadvantage, the Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as: (1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Funds; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

Pruco Life may be compensated by an affiliate of each of the Funds (other than the Prudential Series Fund) based upon an annual percentage of the average assets held in the Funds by Pruco Life under the Contracts. These percentages vary by Fund, and reflect administrative and other services provided by Pruco Life.

VOTING RIGHTS


As described earlier, all of the assets held in the variable investment options will be invested in shares of the corresponding portfolios of the Funds. Pruco Life is the legal owner of those shares and as such has the right to vote on any matter voted on at shareholders meetings of the Funds. However, Pruco Life will, as required by law, vote the shares of the Funds in accordance with voting instructions received from Contract owners at any regular and special shareholders meetings. A Fund may not hold annual shareholders meetings when not required to do so under the laws of the state of its incorporation or the Investment Company Act of 1940. Fund shares for which no timely instructions from Contract owners are received, and any shares attributable to general account investments of Pruco Life will be voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life to vote shares of the Funds in its own right, it may elect to do so.

Matters on which Contract owners may give voting instructions include the following: (1) election of the Board of Directors of the Series Fund; (2) ratification of the independent accountant of the Series Fund; (3) approval of the investment advisory agreement for a portfolio of the Series Fund corresponding to the Contract owner's selected variable investment option[s];
(4) any change in the fundamental investment policy of a portfolio corresponding to the Contract owner's selected variable investment option[s]; and (5) any other matter requiring a vote of the shareholders of the Series Fund. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Contract owners participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

The number of Fund shares for which a Contract owner may give instructions is determined by dividing the portion of the value of the Contract derived from participation in a variable investment option, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which each Contract owner may give Pruco Life instructions will be determined as of the record date chosen by the Board of Directors of the applicable Fund. Pruco Life will furnish Contract owners with proper forms and proxies to enable them to give these instructions. Pruco Life reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.


Pruco Life may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of a Fund's portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Pruco Life itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund's portfolios, provided that Pruco Life reasonably disapproves such changes in accordance with applicable federal regulations. If Pruco Life does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

THE FIXED-RATE OPTION

BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED-RATE OPTION UNDER THE CONTRACT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, INTERESTS IN THE FIXED-RATE OPTION ARE NOT SUBJECT TO THE PROVISIONS OF THESE ACTS, AND PRUCO LIFE HAS BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED-RATE OPTION. ANY INACCURATE OR MISLEADING DISCLOSURE REGARDING THE FIXED-RATE OPTION MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF FEDERAL SECURITIES LAWS.

You may choose to invest, either initially or by transfer, all or part of your Contract Fund to a fixed-rate option. This amount becomes part of Pruco Life's general account. The general account consists of all assets owned by Pruco Life other than those in the Account and in other separate accounts that have been or may be established by Pruco Life. Subject to applicable law, Pruco Life has sole discretion over the investment of the general account assets, and Contract owners do not share in the investment experience of those assets. Instead, Pruco Life guarantees that the part of the Contract Fund allocated to the fixed-rate option will accrue interest daily at an effective annual rate that Pruco Life declares periodically, but not less than an effective annual rate of 4%. Pruco Life is not obligated to credit interest at a rate higher than an effective annual rate of 4%, although we may do so.

Transfers from the fixed-rate option may be subject to strict limits. See TRANSFERS, page 20. The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to six months. See WHEN PROCEEDS ARE PAID, page 26.

WHICH INVESTMENT OPTION SHOULD BE SELECTED?


Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. Accordingly, the Stock Index, Equity Income, Equity, Prudential Jennison, Global, AIM, American Century, Janus, MFS, T. Rowe Price, or Franklin Templeton Portfolios may be desirable options if you are willing to accept such volatility in your Contract values. Each of these equity portfolios involves different investment risks, policies, and programs.


You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Diversified Bond Portfolio. You may want even greater safety of principal and may prefer the Money Market Portfolio or the fixed-rate option, recognizing that the level of short-term rates may change rather rapidly. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that the risks are greater for lower quality bonds with normally higher yields. You may wish to divide your invested premium among two or more of the portfolios. You may wish to obtain diversification by relying on Prudential's judgment for an appropriate asset mix by choosing the Conservative Balanced or Flexible Managed Portfolios.

Your choice should take into account your willingness to accept investment risks, how your other assets are invested, and what investment results you may experience in the future. You should consult your Pruco Life representative from time to time about the choices available to you under the Contract. Pruco Life recommends AGAINST frequent transfers among the several investment options. Experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

              DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS

CHARGES AND EXPENSES

The total amount invested at any time in the Contract Fund consists of the sum of the amount credited to the variable investment options, the amount allocated to the fixed-rate option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See CONTRACT LOANS, page 28. Most charges, although not all, are made by reducing the Contract Fund.

This section provides a more detailed description of each charge that is described briefly in the chart on page 2.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life is now charging. However, if circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

DEDUCTIONS FROM PREMIUM PAYMENTS


(a) We charge up to 7.5% from each premium for taxes attributable to premiums. For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life. That charge is currently made up of two parts, which currently equal a total of 3.75% of the premiums received. The first part is a charge for state and local premium-based taxes. The current charge for this first part is 2.5% of the premium and is Pruco Life's estimate of the average burden of state taxes generally. The rate applies uniformly to all policyholders without regard to state of residence. This amount may be more than Pruco Life actually pays. The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of the premium. We believe that this charge is a reasonable estimate of an increase in Pruco Life's federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.


(b) We may deduct up to 12% of premiums paid in the first five Contract years for sales expenses. This charge is reduced to 4% of premiums paid in subsequent Contract years. This charge, often called a "sales load", is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature. Part of those costs related to sales are also recovered by surrender charges. See SURRENDER CHARGES, page 14.

      Currently, we deduct 12% of premiums paid in the first five Contract years up to the amount of the Lifetime Premium, excluding any premiums for riders or extra risk charges, (see PREMIUMS, page 17) and 4% of premiums paid in excess of this amount. We deduct 4% of the premiums paid in Contract years six through 10, and 2% of premiums paid thereafter.

      Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the accumulated values shown under your Contract's Death Benefit Guarantee Values. See DEATH BENEFIT GUARANTEE, page 19. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 29.

DEDUCTIONS FROM PORTFOLIOS


We deduct an investment advisory fee daily from each portfolio at a rate, on an annualized basis, ranging from 0.35% for the Series Fund Stock Index Portfolio to 1.05% for the T. Rowe Price International Stock Portfolio. The expenses incurred in conducting the investment operations of the portfolios (such as custodian fees and preparation and distribution of annual reports) are paid out of the portfolio's income. These expenses also vary from portfolio to portfolio.

The total expenses of each portfolio for the year ended December 31, 1999, expressed as a percentage of the average assets during the year, are shown below:

                            TOTAL PORTFOLIO EXPENSES

-------------------------------------------------- ------------------------- ------------------------------------------------------
                                                                                              TOTAL CONTRACTUAL
                PORTFOLIO                          INVESTMENT ADVISORY FEE     OTHER EXPENSES     EXPENSES        TOTAL ACTUAL
                                                                                                                   EXPENSES*
-------------------------------------------------- ------------------------- ------------------------------------------------------
-------------------------------------------------- ------------------------- ------------------------------------------------------
SERIES FUND
  Money Market                                              0.40%                   0.02%           0.42%            0.42%
  Diversified Bond                                          0.40%                   0.03%           0.43%            0.43%
  Conservative Balanced                                     0.55%                   0.02%           0.57%            0.57%
  Flexible Managed                                          0.60%                   0.02%           0.62%            0.62%
  High Yield Bond                                           0.55%                   0.05%           0.60%            0.60%
  Stock Index                                               0.35%                   0.04%           0.39%            0.39%
  Equity Income                                             0.40%                   0.02%           0.42%            0.42%
  Equity                                                    0.45%                   0.02%           0.47%            0.47%
  Prudential Jennison                                       0.60%                   0.03%           0.63%            0.63%
  Global                                                    0.75%                   0.09%           0.84%            0.84%
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Value Fund                                       0.61%                   0.15%           0.76%            0.76%
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. (1)
  VP Value Fund                                             1.00%                   0.00%           1.00%            1.00%
JANUS ASPEN SERIES (2)
  Growth Portfolio                                          0.65%                   0.02%           0.67%            0.67%
MFS(R) VARIABLE INSURANCE TRUSTSM (3)
  Emerging Growth Series                                    0.75%                   0.09%           0.84%            0.84%
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST (4)
  Franklin Small Cap Fund - Class 2
T. ROWE PRICE INTERNATIONAL SERIES, INC. (1)                0.55%                   0.52%           1.07%            1.07%
  International Stock Portfolio
                                                            1.05%                   0.00%           1.05%            1.05%
-------------------------------------------------- ------------------------- ------------------------------------------------------
* Reflects fee waivers and reimbursement of expenses, if any.
-----------------------------------------------------------------------------------------------------------------------------------


(1) AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. / T. ROWE PRICE INTERNATIONAL SERIES, INC. The Investment Advisory Fee includes the ordinary expenses of operating the Fund.
(2) JANUS ASPEN SERIES The table reflects expenses based on expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee.
(3) MFS(R)VARIABLE INSURANCE TRUST SM An expense offset arrangement with the Fund's custodian resulted in a reduction in Other Expenses by 0.01%.
(4) FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST The table reflects restated management fees and expenses based on a merger that became effective on May 1, 2000. The formally adopted distribution plan, or "12b-1 Plan," provides for a maximum annual fee of 0.35% of the Fund's average daily net assets, however, the Fund's Board of Trustees has set the current rate at 0.25%.


DAILY DEDUCTION FROM THE CONTRACT FUND

Each day we deduct a charge from the assets of each of the variable investment options in an amount equivalent to an effective annual rate of 0.9%. This charge is intended to compensate Pruco Life for assuming mortality and expense risks under the Contract. The mortality risk assumed is that the insureds may live for shorter periods of time than Pruco Life estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed-rate option.

MONTHLY DEDUCTIONS FROM CONTRACT FUND

Pruco Life deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s].

a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records and communicating with Contract owners. Currently, we charge the following:

      o generally, if the average issue age of the insureds is less than 40 in the first five Contract years, we deduct $10 per Contract plus $0.07 per $1,000 of basic insurance amount;
      o if the average issue age of the insureds is 40 or greater in the first five Contract years, we deduct $10 per Contract plus $0.08 per $1,000 of basic insurance amount;
      o in all subsequent years, we deduct $10 per Contract plus $0.01 per $1,000 of basic insurance amount.

      Pruco Life reserves the right, however, to charge up to $10 per Contract plus $0.10 per $1,000 of basic insurance amount in the first five Contract years and $10 per Contract plus $0.05 per $1,000 of basic insurance amount in subsequent years.

b) A cost of insurance ("COI") charge is deducted. Upon the second death of two insureds, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if both insureds died in the early years of the Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon both insureds' current attained age, sex, smoking status, and extra rating class, if any.

c) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted.

d) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.


e) A charge may be deducted to cover federal, state or local taxes (other than "taxes attributable to premiums" described above) that are imposed upon the operations of the Account. At present no such taxes are imposed and no charge is made.

      The earnings of the Account are taxed as part of the operations of Pruco Life. Currently, no charge is being made to the Account for Pruco Life's federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See DEDUCTIONS FROM PREMIUMS, page 11. Pruco Life reviews the question of a charge to the Account for Company federal income taxes periodically. We may make such a charge in the future for any federal income taxes that would be attributable to the Contracts.


SURRENDER CHARGE


We will assess a surrender charge if, during the first 10 Contract years, the Contract lapses, is surrendered, or in some instances, the basic insurance amount is decreased. See CHANGING THE TYPE OF DEATH BENEFIT, page 16, WITHDRAWALS, page 24, and DECREASES IN BASIC INSURANCE AMOUNT, page 25.

This charge is deducted to cover sales costs and administrative costs, such as: the cost of processing applications, conducting examinations, determining insurability and the insured's rating class, and establishing records. We may charge up to $8 per $1,000 of basic insurance amount if you surrender your Contract. Currently, we charge $5 per $1,000 of basic insurance amount. This charge is level for the first five Contract years and declines monthly until it reaches zero at the end of the 10th Contract year.

TRANSACTION CHARGES

(a) We currently charge an administrative processing fee equal to the lesser of $25 or 2% of the withdrawal amount in connection with each withdrawal.

(b) We reserve the right to charge an administrative processing fee of up to $25 made in connection with each decrease in basic insurance amount. We currently do not make such a charge.


(c) We currently charge an administrative processing fee of $25 for each transfer exceeding 12 in any Contract year.


REQUIREMENTS FOR ISSUANCE OF A CONTRACT

You may apply for a minimum basic insurance amount of $250,000. The Contract may be issued on two insureds each between the ages of 18 and 90. Pruco Life requires evidence of insurability on each insured which may include a medical examination before issuing any Contract. Non-smokers are offered more favorable cost of insurance rates than smokers. Pruco Life charges a higher cost of insurance rate and/or an additional amount if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK"

Generally, you may return the Contract for a refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. You can request a refund by mailing or delivering the Contract to the representative who sold it or to the Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, plus or minus any change due to investment experience. However, if applicable law so requires, you will receive a refund of all premium payments made with no adjustment for investment experience. For information on how premium payments are allocated during the "free-look" period, see ALLOCATION OF PREMIUMS, page 18.


TYPES OF DEATH BENEFIT


You may select either a Type A (fixed) or a Type B (variable) death benefit. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 22. The payment of additional premiums and favorable investment results of the investment options to which the assets are allocated will generally increase the cash surrender value. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 22.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit, as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Contract with a fixed death benefit. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Contract with a Type B death benefit will be greater. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 22 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 23.

Unfavorable investment performance will result in decreases in the cash surrender value and may result in decreases in the death benefit. As long as the Contract is not in default and there is no Contract debt, the death benefit may not fall below the basic insurance amount stated in the Contract.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners with a Type A (fixed) death benefit should note that any withdrawal may result in a reduction of the basic insurance amount and possible surrender charges. In addition, we will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. See WITHDRAWALS, page 24.

The way in which the cash surrender values and death benefits will change depends significantly upon the investment results that are actually achieved.

CHANGING THE TYPE OF DEATH BENEFIT

This Contract has two types of death benefit, Type A (fixed) or Type B (variable). You may change the type of death benefit, subject to Pruco Life's approval. Currently, Pruco Life does not require a medical examination. Except as stated below, we will adjust the basic insurance amount so that the death benefit immediately after the change will remain the same as the death benefit immediately before the change.

If you are changing your Contract's death benefit from Type A to Type B, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place. The basic insurance amount after the change may not be lower than the minimum basic insurance amount applicable to the Contract. If you are changing your Contract's death benefit from Type B to Type A, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place. This is illustrated in the following chart.

                                              --------------------------------------------------------------------------------

                                               CHANGING THE DEATH BENEFIT FROM               CHANGING THE DEATH BENEFIT FROM
                                                      TYPE A      TYPE B                          TYPE B      TYPE A
                                                      (FIXED) TO (VARIABLE)                     (VARIABLE) TO (FIXED)
------------------------------------------------------------------------------------------------------------------------------
                BASIC INSURANCE AMOUNT               $300,000 TO $250,000                         $300,000 TO $350,000

                     CONTRACT FUND                    $50,000 TO $50,000                           $50,000 TO $50,000

                    DEATH BENEFIT*                   $300,000 TO $300,000                         $350,000 TO $350,000
------------------------------------------------------------------------------------------------------------------------------
* assuming there is no Contract debt
------------------------------------------------------------------------------------------------------------------------------


Changing your Contract's type of death benefit from Type A to Type B during the first 10 Contract years may result in the assessment of surrender charges. In addition, we reserve the right to make an administrative processing charge of up to $25 for any decrease in basic insurance amount, although we do not currently do so. See CHARGES AND EXPENSES, page 11.

To request a change, fill out an application for change which can be obtained from your Pruco Life representative or a Home Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may ask that you send us your Contract before making the change. There may be circumstances under which a change in the death benefit type may cause the Contract to be classified as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 29.

CONTRACT DATE

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the application date or the medical examination date. If the first premium is not paid with the application, the Contract date will be the date on which the first premium is paid and the Contract is delivered. Under certain circumstances, we may allow the Contract to be backdated for the purpose of lowering one or both insureds' issue ages, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt and will deduct any charges due on or before that date.

PREMIUMS

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. Thereafter, you decide when you would like to make premium payments and, subject to a $25 minimum, in what amounts. However, the minimum premium payment is $15 for premiums made by electronic fund transfer. We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 22 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 23. There are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 29.

If we receive the first premium payment on or before the Contract date, we will credit the invested premium amount to the Contract Fund on the Contract date. If we receive the first premium payment after the Contract date, we will credit the premium amount to the Contract Fund on the payment receipt date.

Once the minimum initial premium payment is made, there are no required premiums. However, there are several types of "premiums" which are described below. Understanding them may help you understand how the Contract works.

      MINIMUM INITIAL PREMIUM - the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid.

      TARGET PREMIUM - the premiums that, if paid at the beginning of each Contract year, will keep the Contract inforce during the full Limited Death Benefit Guarantee period regardless of investment performance, assuming no loans or withdrawals. For a Contract with no riders or extra risk charges, these premiums will be level. Payment of Target Premiums at the beginning of each Contract year is one way to achieve the Limited Death Benefit Guarantee Values shown on the Contract data pages. At the end of the Limited Death Benefit Guarantee period, continuation of the Contract will depend on the Contract Fund having sufficient money to cover all charges or meeting the conditions of the Lifetime Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, page 19. These Target Premiums will be higher for a Contract with a Type B (variable) death benefit than for a Contract with a Type A (fixed) death benefit. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Target Premium.

      It is possible, in some instances, to pay a lower premium (the "SHORT-TERM PREMIUM") than the Target Premium. These Short-Term Premiums, if paid at the beginning of each Contract year, will keep the Contract inforce only during the first five years of the Limited Death Benefit Guarantee period regardless of investment performance, and assuming no loans or withdrawals. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level. Payment of Short-Term Premiums at the beginning of each of the first five Contract years is one way to achieve the Limited Death Benefit Guarantee Values shown on the Contract data pages, but only for the first five Contract years. At the end of the first five years, continuation of the Contract will depend on the Contract Fund having sufficient money to cover all charges or meeting the conditions of the Lifetime Death Benefit Guarantee or the Limited Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, page 19. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Short-Term Premium. This Contract may not be suitable for those who can afford to pay only the Short-Term Premium.


      LIFETIME PREMIUM - the premiums that, if paid at the beginning of each Contract year, will keep the Contract inforce during the lifetime of the insureds regardless of investment performance, assuming no loans or withdrawals. These Lifetime Premiums will be higher for a Contract with a Type B (variable) death benefit than for a Contract with a Type A (fixed) death benefit. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level. Payment of Lifetime Premiums at the beginning of each Contract year is one way to achieve the Lifetime Death Benefit Guarantee Values shown on the Contract data pages. See DEATH BENEFIT GUARANTEE, page 19. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Lifetime Premium.

We can bill you annually, semi-annually, or quarterly for an amount you select. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain inforce if: (1) the Contract Fund is sufficient to pay monthly charges including surrender charges; or (2) you have paid sufficient premiums on an accumulated basis to meet the Death Benefit Guarantee conditions and there is no Contract debt. You may also pay premiums automatically through pre-authorized monthly transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid. We will then draft from your account the same amount on the same date each month.

When you apply for the Contract, you should discuss with your Pruco Life representative how frequently you would like to be billed (if at all) and for what amount.

ALLOCATION OF PREMIUMS


On the Contract date, Pruco Life deducts the charge for sales expenses and the charge for taxes attributable to premiums from the initial premium. Also on the Contract date, the remainder of the initial premium and any other premium received during the short-term cancellation right ("free-look") period, will be allocated to the Money Market investment option and the first monthly deductions are made. At the end of the "free-look" period, these funds will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed-rate option according to your most current allocation request. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 15. The transfer from the Money Market investment option immediately following the "free-look" period will not be counted as one of your 12 free transfers described below. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested.


The charge for sales expenses and the charge for taxes attributable to premiums also apply to all subsequent premium payments; the remainder will be invested as of the end of the valuation period when received at a Home Office in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Home Office or by telephoning a Home Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33"% cannot. Of course, the total allocation to all selected investment options must equal 100%.

DEATH BENEFIT GUARANTEE


Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the second death of two insureds. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the guarantee. A contract loan will negate any guarantee, regardless of the value of your accumulated net payments. See WITHDRAWALS, page 24 and CONTRACT LOANS, page 28. You should consider how important the Death Benefit Guarantee is to you when deciding what premium amounts to pay into the Contract. We offer two levels of death benefit guarantees: (1) Limited Death Benefit Guarantee, and (2) Lifetime Death Benefit Guarantee.

For purposes of determining if a Death Benefit Guarantee is in effect, we calculate two sets of values: (1) Limited Death Benefit Guarantee Values, and
(2) Lifetime Death Benefit Guarantee Values. These are values used solely to determine if a Death Benefit Guarantee is in effect. They are not cash values that you can realize by surrendering the Contract, nor are they payable death benefits. The Limited Death Benefit Guarantee Values apply until age 75 of the younger insured, or 10 years after issue, whichever is later. Correspondingly, the Lifetime Death Benefit Guarantee Values are shown for the lifetime of the Contract. In addition, the Contract data pages show Limited and Lifetime Death Benefit Guarantee Values as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.


The Limited Death Benefit Guarantee Values for the first five years are the end-of-year accumulations of premiums at 4% annual interest assuming Short-Term Premiums are paid at the beginning of each Contract year. The Limited Death Benefit Guarantee Values after five years are the end-of-year accumulations of premiums at 4% annual interest assuming Target Premiums are paid at the beginning of each Contract year (including years one through five). The Lifetime Death Benefit Guarantee Values are the end-of-year accumulations of premiums at 4% annual interest assuming Lifetime Premiums are paid at the beginning of each Contract year.

Short-Term, Target, and Lifetime Premiums are premium levels that, if paid at the beginning of each Contract year, correspond to the Limited (first five years only), Limited (all years of the Limited Death Benefit Guarantee period), and Lifetime Death Benefit Guarantee Values, respectively (assuming no withdrawals or loans). If you want a death benefit guarantee to last longer than five years, you should expect to pay at least the Target Premium. See PREMIUMS, page 17. Paying the Short-Term, Target, or Lifetime Premiums at the start of each Contract year is one way of reaching the Death Benefit Guarantee Values; they are certainly not the only way.

At the Contract date, and on each Monthly date, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.


At each Monthly date within the Limited Death Benefit Guarantee period (including years one through five), we will compare your Accumulated Net Payments to the Limited Death Benefit Guarantee Value as of that date. After the Limited Death Benefit Guarantee period, we will compare your Accumulated Net Payments to the Lifetime Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the applicable (Limited or Lifetime) Death Benefit Guarantee Value and there is no Contract debt, then the Contract is kept inforce, regardless of the amount in the Contract Fund.

Here is a table of Short-Term, Target, or Lifetime Premiums (to the nearest dollar) for sample cases. The examples assume the insureds are a male and a female, both the same age, both smokers, with no extra risk or substandard ratings, and no riders added to the Contract. For those who qualify for more favorable underwriting classes, the premiums may be lower than those shown on the chart, and for those who are classified as substandard, the premiums may be higher.

                        BASIC INSURANCE AMOUNT - $250,000
                          ILLUSTRATIVE ANNUAL PREMIUMS

-----------------------------------------------------------------------------------------------------------------------------------

     AGE OF BOTH                          SHORT-TERM PREMIUM CORRESPONDING TO THE
  INSUREDS AT ISSUE        TYPE OF         LIMITED DEATH BENEFIT GUARANTEE VALUES    TARGET PREMIUM           LIFETIME PREMIUM
                                                                                   CORRESPONDING TO THE      CORRESPONDING TO THE
                     DEATH BENEFIT CHOSEN         (FIRST FIVE YEARS ONLY)          LIMITED DEATH BENEFIT     LIFETIME DEATH BENEFIT
                                                                                     GUARANTEE VALUES           GUARANTEE VALUES
----------------------------------------------------------------------------------------------------------- -----------------------
          40            Type A (Fixed)                     $1,137                       $2,697                       $3,447

          40           Type B (Variable)                   $1,137                       $3,456                       $11,862

          60            Type A (Fixed)                     $3,766                       $6,358                       $8,746

          60           Type B (Variable)                   $3,766                       $7,613                       $27,694

          80            Type A (Fixed)                    $21,803                       $26,238                      $28,887

          80           Type B (Variable)                  $21,803                       $33,321                      $71,153
 ----------------------------------------------------------------------------------------------------------------------------------

You should consider carefully the value of maintaining the Death Benefit Guarantee. If you desire the Death Benefit Guarantee for the full Limited Death Benefit Guarantee period, you may prefer to pay at least the Target Premium in all years, rather than paying the lower Short-Term Premium in the first five years. If you pay only enough premium to meet the Limited Death Benefit Guarantee Values in the first five years, you will need to pay more than the Target Premium at the beginning of the sixth year in order to continue the guarantee after the first five years of the Limited Death Benefit Guarantee period.


If you desire the Death Benefit Guarantee for lifetime protection, you may prefer to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis. For example, if you pay only enough premium to meet the Limited Death Benefit Guarantee Values, a substantial amount may be required to meet the Lifetime Death Benefit Guarantee Values in order to continue the guarantee at the end of the Limited Death Benefit Guarantee period. In addition, it is possible that the payment required to continue the guarantee after the Limited Death Benefit Guarantee period could exceed the premium payments allowed to be paid without causing the Contract to become a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 29.


The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

TRANSFERS

You may, up to 12 times in each Contract year, transfer amounts from one variable investment option to another variable investment option or to the fixed-rate option without charge. Additional transfers may be made during each Contract year, but only with our consent. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year. All or a portion of the amount credited to a variable investment option may be transferred.

Only one transfer from the fixed-rate option will be permitted during the Contract year. The maximum amount which may be transferred out of the fixed-rate option each year is the greater of (a) 25% of the amount in the fixed-rate option; and (b) $2,000. Pruco Life may change these limits in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

Transfers among variable investment options will take effect as of the end of the valuation period in which a proper transfer request is received at a Home Office. The request may be in terms of dollars, such as a request to transfer $10,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Home Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned (see ASSIGNMENT, page 32), depending on the terms of the assignment.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Pruco Life cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. We may restrict the number, timing, and amount of transfers in accordance with our rules if your transfer activity is determined by us to be disruptive to the variable investment option or to the disadvantage of other Contract owners. We may prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract owner.

DOLLAR COST AVERAGING

We offer a feature called Dollar Cost Averaging ("DCA"). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the Money Market investment option into other investment options available under the Contract, excluding the fixed-rate option. You may choose to have periodic transfers made monthly or quarterly. DCA transfers will not begin until the end of the "free-look" period. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 15.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, there is no charge for using the Dollar Cost Averaging feature. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

AUTO-REBALANCING

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance assets in the variable investment options at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, the portion in each of the investment options changes. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-Rebalancing is not available until the end of the "free-look" period. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 15.

Auto-Rebalancing can be performed on a quarterly, semi-annual or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. The fixed-rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY

You may surrender the Contract for its cash surrender value. The Contract's cash surrender value on any date will be the Contract Fund value minus any Contract debt and minus any applicable surrender charges. See CONTRACT LOANS, page 28. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any amounts allocated to the fixed-rate option; (3) interest credited on any loan; and (4) by the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under CHARGES AND EXPENSES, page 11. Upon request, Pruco Life will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance.


The tables on pages T1 through T4 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying Target Premium amounts (see PREMIUMS, page 17), assuming hypothetical uniform investment results in the Fund portfolios. Two of the tables assume current charges will be made throughout the lifetime of the Contract and two tables assume maximum charges will be made. See ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 26.

HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY

As described earlier, there are two types of death benefit available under the
Contract: Type A, a fixed death benefit and Type B, a variable death benefit. The Type B death benefit varies according to changes in the Contract Fund while the Type A death benefit does not, unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under the Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount, before any reduction of Contract debt. See CONTRACT LOANS, page 28. If the Contract is kept inforce for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.


Assuming no Contract debt, the death benefit of a Type A (fixed) Contract will always be the greater of:

      (1)   the basic insurance amount; and

      (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.


A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough to be treated as life insurance for tax purposes under current law.


The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $1,000,000 Type A Contract was issued when the younger insured was age 35 and there is no Contract debt.

                          TYPE A (FIXED) DEATH BENEFIT
---------------------------------------------------- ------------------------------------------------------------------------------

                       IF                                                                     THEN
---------------------------------------------------- ------------------------------------------------------------------------------
                                                                                      THE CONTRACT FUND
        THE YOUNGER                                                                    MULTIPLIED BY THE             AND THE DEATH
       INSURED IS AGE     AND THE CONTRACT FUND IS    THE ATTAINED AGE FACTOR IS     ATTAINED AGE FACTOR IS            BENEFIT IS
----------------------- ---------------------------- ---------------------------- --------------------------- ---------------------
             40                  $100,000                        5.7                        570,000                    $1,000,000
             40                  $200,000                        5.7                      1,140,000                    $1,140,000*
             40                  $300,000                        5.7                      1,710,000                    $1,710,000*
----------------------- ---------------------------- ---------------------------- --------------------------- ---------------------

             60                  $300,000                        2.8                        840,000                    $1,000,000
             60                  $400,000                        2.8                      1,120,000                    $1,120,000*
             60                  $600,000                        2.8                      1,680,000                    $1,680,000*
----------------------- ---------------------------- ---------------------------- --------------------------- ---------------------

             80                  $600,000                        1.5                        900,000                    $1,000,000
             80                  $700,000                        1.5                      1,050,000                    $1,050,000*
             80                  $800,000                        1.5                      1,200,000                    $1,200,000*
-----------------------------------------------------------------------------------------------------------------------------------

* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance. At this point, any additional premium payment will increase the death benefit by more than it increases the Contract Fund.
--------------------------------------------------------------------------------

This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $400,000, the death benefit will be $1,120,000, even though the basic insurance amount is $1,000,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $2.80. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. IF WE EXERCISE THIS RIGHT, IT MAY IN CERTAIN SITUATIONS RESULT IN THE LOSS OF THE DEATH BENEFIT GUARANTEE.

HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY

Under the Type B (variable) Contract, the death benefit will never be less than the basic insurance amount, before any reduction of Contract debt, but will also vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be further increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.


Assuming no Contract debt, the death benefit of a Type B (variable) Contract will always be the greater of:

      (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

      (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.


For purposes of determining the death benefit, if the Contract Fund is less than zero, we will consider it to be zero. A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough to be treated as life insurance for tax purposes under current law.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $1,000,000 Type B Contract was issued when the younger insured was age 35 and there is no Contract debt.

                        TYPE B (VARIABLE) DEATH BENEFIT

---------------------------------------------------- ------------------------------------------------------------------------------

                       IF                                                                     THEN
---------------------------------------------------- ------------------------------------------------------------------------------
                                                                                      THE CONTRACT FUND
        THE YOUNGER                                                                    MULTIPLIED BY THE             AND THE DEATH
       INSURED IS AGE     AND THE CONTRACT FUND IS    THE ATTAINED AGE FACTOR IS     ATTAINED AGE FACTOR IS            BENEFIT IS
----------------------- ---------------------------- ---------------------------- --------------------------- ---------------------
             40                 $100,000                        5.7                             570,000           $1,100,000
             40                 $200,000                        5.7                           1,140,000           $1,200,000
             40                 $300,000                        5.7                           1,710,000           $1,710,000*
---------------------- ---------------------------- ---------------------------- ----------------------------- --------------------
---------------------- ---------------------------- ---------------------------- ----------------------------- --------------------

             60                 $300,000                        2.8                             840,000           $1,300,000
             60                 $400,000                        2.8                           1,120,000           $1,400,000
             60                 $600,000                        2.8                           1,680,000           $1,680,000*
---------------------- ---------------------------- ---------------------------- ----------------------------- --------------------
---------------------- ---------------------------- ---------------------------- ----------------------------- --------------------

             80                 $600,000                        1.5                             900,000           $1,600,000
             80                 $700,000                        1.5                           1,050,000           $1,700,000
             80                 $800,000                        1.5                           1,200,000           $1,800,000
-------------------------------------------------------------------------------------------------------------- --------------------

*     Note that the death benefit has been increased to comply with the Internal
      Revenue Code's definition of life insurance. At this point, any additional premium payment will increase the death benefit by more than it increases the Contract Fund.


This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $600,000, the death benefit will be $1,680,000, even though the basic insurance amount is $1,000,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $2.80. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. IF WE EXERCISE THIS RIGHT, IT MAY IN CERTAIN SITUATIONS RESULT IN THE LOSS OF THE DEATH BENEFIT GUARANTEE.

SURRENDER OF A CONTRACT

A Contract may be surrendered for its cash surrender value while one or both of the insureds is living. To surrender a Contract, you must deliver or mail it, together with a written request in a form that meets Pruco Life's needs, to a Home Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in the Home Office. Surrender of a Contract may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 29.

WITHDRAWALS

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. You must ask for a withdrawal on a form that meets our needs. The cash surrender value after withdrawal may not be less than or equal to zero after deducting: (a) any charges associated with the withdrawal and (b) an amount sufficient to cover the Contract Fund deductions for two monthly dates following the date of the withdrawal. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal equal to the lesser of $25 or 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges.

Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 29.

Whenever a withdrawal is made, the death benefit payable will immediately be reduced by at least the amount of the withdrawal. For a Contract with a Type B death benefit, this will not change the basic insurance amount. However, under a Contract with a Type A death benefit, the resulting reduction in death benefit usually requires a reduction in the basic insurance amount. We will send you new Contract data pages showing these changes. We may also deduct a surrender charge from the Contract Fund. See DECREASES IN BASIC INSURANCE AMOUNT, page 25. No withdrawal will be permitted under a Contract with a fixed death benefit if it would result in a basic insurance amount of less than the minimum basic insurance amount. It is important to note, however, that if the basic insurance amount is decreased at any time during the life of the Contract, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 29. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your Pruco Life representative.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn, the withdrawal fee, and any applicable surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.

Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept inforce under the Death Benefit Guarantee. This is because, for purposes of determining whether a lapse has occurred, Pruco Life treats withdrawals as a return of premium. Therefore, withdrawals decrease the accumulated net payments. See DEATH BENEFIT GUARANTEE, page 19.

DECREASES IN BASIC INSURANCE AMOUNT

As described earlier, you may make a withdrawal (see WITHDRAWALS, page 24). You also have the additional option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed, will be able to decrease their amount of insurance protection and the monthly deductions for the cost of insurance without decreasing their current cash surrender value. The cash surrender value of the Contract on the date of the decrease will not change, except that an administrative processing fee of up to $25 and a surrender charge may be deducted. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease.

If you decrease your basic insurance amount to an amount equal to or greater than the Surrender Charge Threshold shown in your Contract, we will not impose a surrender charge. The Surrender Charge Threshold is the lowest basic insurance amount since issue. If you decrease your basic insurance amount below this threshold, we will subtract the new basic insurance amount from the threshold amount. We will then multiply the surrender charge (see SURRENDER CHARGE, page
14) by the lesser of this difference and the amount of the decrease and divide by the threshold amount. The result is the maximum surrender charge we will deduct from the Contract Fund as a result of this transaction.


The minimum permissible decrease for your Contract is shown under CONTRACT LIMITATIONS in your Contract data pages. The basic insurance amount after the decrease may not be lower than the minimum basic insurance amount. No reduction will be permitted if it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. The basic insurance amount cannot be restored to any greater amount once a decrease has taken effect.

It is important to note, however, that if the basic insurance amount is decreased at any time during the life of the Contract, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 29. Before requesting any decrease in basic insurance amount, you should consult with your Pruco Life representative.

WHEN PROCEEDS ARE PAID

Pruco Life will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Home Office. Other than the death benefit, which is determined as of the date of the second death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Home Office. However, Pruco Life may delay payment of proceeds from the variable investment options and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed-rate option, Pruco Life expects to pay the cash surrender value promptly upon request. However, Pruco Life has the right to delay payment of such cash value for up to six months (or a shorter period if required by applicable law). Any payable death benefit will be credited with interest from the date of death in accordance with applicable law.

ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS

The following four tables (pages T1 through T4) show how a Contract's death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, which are described below. All four tables assume the following:

o a Contract with a basic insurance amount of $1,000,000 bought by a 55 year old male Preferred Non-Smoker and a 50 year old female Preferred Best, with no extra risks and no extra benefit riders added to the Contract.

o the Target Premium amount (see PREMIUMS, page 17) is paid on each Contract anniversary and no loans are taken.

o the Contract Fund has been invested in equal amounts in each of the 16 portfolios of the Funds and no portion of the Contract Fund has been allocated to the fixed-rate option.


The first table (page T1) assumes a Type A (fixed) Contract has been purchased and the second table (page T2) assumes a Type B (variable) Contract has been purchased. Both assume the current charges will continue indefinitely. The third and fourth tables (pages T3 and T4) are based upon the same assumptions except it is assumed the maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 11.

Under the Type B Contract the death benefit changes to reflect investment returns. Under the Type A Contract, the death benefit increases only if the Contract Fund becomes large enough that an increase in the death benefit is necessary for the Contract to satisfy the Internal Revenue Code's definition of life insurance. See TYPE OF DEATH BENEFIT, page 15.

There are four assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other three assumptions are that investment performance will be at a uniform gross annual rate of 4%, 8% and 12%.

Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 4%, 8% and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.


The first column in the following four tables (pages T1 through T4) shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next four columns show the death benefit payable in each of the years shown for the four different assumed investment returns. The last four columns show the cash surrender value payable in each of the years shown for the four different assumed investment returns.


A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 16 portfolios of 0.67%, and the daily deduction from the Contract Fund of 0.90% per year. Thus gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.57%, 2.43%, 6.43% and 10.43%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 0.67% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.


If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 55 year old man and a 50 year old woman, may be useful for a 55 year old man and a 50 year old woman, but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life representative can provide you with a hypothetical illustration for your own age, sex, and rating class.

                                                        ILLUSTRATIONS
                                                        -------------
                                            SURVIVORSHIP VARIABLE UNIVERSAL LIFE
                                                   FIXED INSURANCE AMOUNT
                                           MALE ISSUE AGE 55, PREFERRED NONSMOKER
                                             FEMALE ISSUE AGE 50, PREFERRED BEST
                                             $ 1,000,000 BASIC INSURANCE AMOUNT
                                             $ 12,196.33 ANNUAL PREMIUM PAYMENT
                                              USING CURRENT CONTRACTUAL CHARGES

                                            Death Benefit (1)                                   Cash Surrender Value (1)
                            --------------------------------------------------------------------------------------------------------
                                   Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
               Premiums                 Annual Investment Return of                        Annual Investment Return of
   End of    Accumulated    --------------------------------------------------------------------------------------------------------
   Policy   at 4% Interest    0% Gross     4% Gross     8% Gross     12% Gross    0% Gross     4% Gross     8% Gross     12% Gross
    Year       Per Year     (-1.57% Net)  (2.43% Net)  (6.43% Net)  (10.43% Net)(-1.57% Net)  (2.43% Net)  (6.43% Net)  (10.43% Net)
   ------   --------------  ------------  -----------  -----------  ------------------------  -----------  -----------  ------------
      1      $   12,684      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $  4,039    $  4,426    $    4,814   $     5,202
      2      $   25,876      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $ 12,923    $ 14,069    $   15,247   $    16,456
      3      $   39,595      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $ 21,650    $ 23,927    $   26,330   $    28,863
      4      $   53,863      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $ 30,213    $ 33,998    $   38,099   $    42,536
      5      $   68,702      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $ 38,608    $ 44,280    $   50,592   $    57,602
      6      $   84,134      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $ 49,626    $ 57,623    $   66,755   $    77,164
      7      $  100,183      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $ 60,441    $ 71,220    $   83,847   $    98,615
      8      $  116,875      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $ 71,041    $ 85,063    $  101,914   $   122,141
      9      $  134,234      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $ 81,409    $ 99,136    $  120,999   $   147,939
     10      $  152,288      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $ 91,532    $113,432    $  141,153   $   176,235
     15      $  253,983      $1,000,000   $1,000,000   $1,000,000   $ 1,000,000    $134,358    $184,371    $  256,744   $   361,869
     20      $  377,711      $1,000,000   $1,000,000   $1,000,000   $ 1,346,486    $169,903    $260,453    $  411,239   $   663,294
     25      $  528,244      $1,000,000   $1,000,000   $1,078,805   $ 1,999,781    $197,178    $341,641    $  620,003   $ 1,149,300
     30      $  711,392      $1,000,000   $1,000,000   $1,357,698   $ 2,913,934    $204,723    $419,524    $  893,223   $ 1,917,062
     35      $  934,218      $1,000,000   $1,000,000   $1,691,788   $ 4,234,519    $176,823    $485,124    $1,243,962   $ 3,113,617
     40      $1,205,321      $1,000,000   $1,000,000   $2,088,416   $ 6,131,788    $ 70,640    $518,013    $1,684,207   $ 4,944,991
     45      $1,535,159      $        0(2)$1,000,000   $2,512,538   $ 8,692,704    $      0(2) $391,825    $2,184,815   $ 7,558,873
     50      $1,936,457      $        0   $        0(2)$2,923,357   $11,958,321    $      0    $      0(2) $2,810,920   $11,498,386


(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0% the Contract would go into default in policy year 42. Based on a gross return of 4% the Contract would go into default in policy year 49.

     The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 4%, 8%, and 12% over a period of years but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T1

                      SURVIVORSHIP VARIABLE UNIVERSAL LIFE
                            VARIABLE INSURANCE AMOUNT
                     MALE ISSUE AGE 55, PREFERRED NONSMOKER
                       FEMALE ISSUE AGE 50, PREFERRED BEST
                       $ 1,000,000 BASIC INSURANCE AMOUNT
                       $ 14,567.25 ANNUAL PREMIUM PAYMENT
                        USING CURRENT CONTRACTUAL CHARGES


                                          Death Benefit (1)                                   Cash Surrender Value (1)
                          --------------------------------------------------------------------------------------------------------
                                 Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
             Premiums                 Annual Investment Return of                        Annual Investment Return of
   End of  Accumulated    --------------------------------------------------------------------------------------------------------
   Policy at 4% Interest    0% Gross     4% Gross     8% Gross     12% Gross    0% Gross     4% Gross     8% Gross     12% Gross
    Year     Per Year     (-1.57% Net)  (2.43% Net)  (6.43% Net)  (10.43% Net)(-1.57% Net)  (2.43% Net)  (6.43% Net)  (10.43% Net)
   ------ --------------  ------------  -----------  -----------  ------------------------  -----------  -----------  ------------
      1    $   15,150      $1,011,005   $1,011,472   $1,011,940   $ 1,012,408    $  6,005   $  6,472     $    6,940   $     7,408
      2    $   30,906      $1,021,824   $1,023,211   $1,024,635   $ 1,026,097    $ 16,824   $ 18,211     $   19,635   $    21,097
      3    $   47,292      $1,032,454   $1,035,214   $1,038,125   $ 1,041,193    $ 27,454   $ 30,214     $   33,125   $    36,193
      4    $   64,334      $1,042,890   $1,047,481   $1,052,455   $ 1,057,834    $ 37,890   $ 42,481     $   47,455   $    52,834
      5    $   82,057      $1,053,127   $1,060,010   $1,067,669   $ 1,076,173    $ 48,127   $ 55,010     $   62,669   $    71,173
      6    $  100,489      $1,065,141   $1,074,846   $1,085,926   $ 1,098,554    $ 61,141   $ 70,846     $   81,926   $    94,554
      7    $  119,659      $1,076,915   $1,089,990   $1,105,305   $ 1,123,214    $ 73,915   $ 86,990     $  102,305   $   120,214
      8    $  139,595      $1,088,437   $1,105,433   $1,125,859   $ 1,150,376    $ 86,437   $103,433     $  123,859   $   148,376
      9    $  160,329      $1,099,687   $1,121,158   $1,147,640   $ 1,180,273    $ 98,687   $120,158     $  146,640   $   179,273
     10    $  181,892      $1,110,649   $1,137,151   $1,170,705   $ 1,213,170    $110,649   $137,151     $  170,705   $   213,170
     15    $  303,356      $1,162,135   $1,222,364   $1,309,530   $ 1,436,154    $162,135   $222,364     $  309,530   $   436,154
     20    $  451,136      $1,204,716   $1,312,932   $1,493,018   $ 1,795,629    $204,716   $312,932     $  493,018   $   795,629
     25    $  630,933      $1,236,791   $1,407,160   $1,735,027   $ 2,395,447    $236,791   $407,160     $  735,027   $ 1,376,694
     30    $  849,683      $1,243,728   $1,488,590   $2,038,414   $ 3,490,455    $243,728   $488,590     $1,038,414   $ 2,296,352
     35    $1,115,827      $1,207,097   $1,533,273   $2,401,230   $ 5,072,370    $207,097   $533,273     $1,401,230   $ 3,729,684
     40    $1,439,631      $1,086,619   $1,489,309   $2,794,304   $ 7,345,085    $ 86,619   $489,309     $1,794,304   $ 5,923,455
     45    $1,833,588      $        0(2)$1,138,429   $3,005,379   $10,412,771    $      0(2)$138,429     $2,005,379   $ 9,054,583
     50    $2,312,897      $        0   $        0(2)$2,377,098   $14,390,078    $      0   $      0(2)  $1,377,098   $13,390,078

(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0% the Contract would go into default in policy year 42. Based on a gross return of 4% the Contract would go into default in policy year 46.

     The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 4%, 8%, and 12% over a period of years but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T2

                      SURVIVORSHIP VARIABLE UNIVERSAL LIFE
                             FIXED INSURANCE AMOUNT
                     MALE ISSUE AGE 55, PREFERRED NONSMOKER
                       FEMALE ISSUE AGE 50, PREFERRED BEST
                       $ 1,000,000 BASIC INSURANCE AMOUNT
                       $ 12,196.33 ANNUAL PREMIUM PAYMENT
                        USING MAXIMUM CONTRACTUAL CHARGES

                                          Death Benefit (1)                                   Cash Surrender Value (1)
                          ---------------------------------------------------- ---------------------------------------------------
                                 Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
             Premiums                 Annual Investment Return of                        Annual Investment Return of
   End of  Accumulated    ---------------------------------------------------- ---------------------------------------------------
   Policy at 4% Interest    0% Gross     4% Gross     8% Gross     12% Gross    0% Gross     4% Gross     8% Gross     12% Gross
    Year     Per Year     (-1.57% Net)  (2.43% Net)  (6.43% Net)  (10.43% Net) -1.57% Net)  (2.43% Net)  (6.43% Net)  (10.43% Net)
   ------ --------------  ------------  -----------  -----------  ------------ -----------  -----------  -----------  ------------
      1    $   12,684      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $    320     $    684     $  1,047    $    1,412
      2    $   25,876      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $  8,429     $  9,496     $ 10,593    $   11,719
      3    $   39,595      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $ 16,312     $ 18,421     $ 20,649    $   22,997
      4    $   53,863      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $ 23,949     $ 27,440     $ 31,226    $   35,323
      5    $   68,702      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $ 31,319     $ 36,529     $ 42,332    $   48,783
      6    $   84,134      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $ 41,552     $ 48,867     $ 57,232    $   66,778
      7    $  100,183      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $ 51,441     $ 61,257     $ 72,777    $   86,274
      8    $  116,875      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $ 60,953     $ 73,663     $ 88,975    $  107,396
      9    $  134,234      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $ 70,051     $ 86,044     $105,830    $  130,280
     10    $  152,288      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $ 78,690     $ 98,350     $123,337    $  155,071
     15    $  253,983      $1,000,000   $1,000,000   $1,000,000   $1,000,000     $104,422     $147,975     $211,802    $  305,498
     20    $  377,711      $1,000,000   $1,000,000   $1,000,000   $1,085,420     $102,746     $178,615     $309,435    $  534,690
     25    $  528,244      $1,000,000   $1,000,000   $1,000,000   $1,500,950     $ 43,125     $158,172     $401,412    $  862,615
     30    $  711,392      $        0(2)$1,000,000   $1,000,000   $1,956,907     $      0(2)  $  2,491     $453,341    $1,287,439
     35    $  934,218      $        0   $        0(2)$1,000,000   $2,457,065     $      0     $      0(2)  $381,758    $1,806,665
     40    $1,205,321      $        0   $        0   $        0(2)$3,020,037     $      0     $      0     $      0(2) $2,435,513
     45    $1,535,159      $        0   $        0   $        0   $3,724,642     $      0     $      0     $      0    $3,238,819
     50    $1,936,457      $        0   $        0   $        0   $4,602,468     $      0     $      0     $      0    $4,425,450


(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0% the Contract would go into default in policy year 27. Based on a gross return of 4% the Contract would go into default in policy year 31. Based on a gross return of 8% the Contract would go into default in policy year 40.

     The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 4%, 8%, and 12% over a period of years but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T3

                      SURVIVORSHIP VARIABLE UNIVERSAL LIFE
                            VARIABLE INSURANCE AMOUNT
                     MALE ISSUE AGE 55, PREFERRED NONSMOKER
                       FEMALE ISSUE AGE 50, PREFERRED BEST
                       $ 1,000,000 BASIC INSURANCE AMOUNT
                       $ 14,567.25 ANNUAL PREMIUM PAYMENT
                        USING MAXIMUM CONTRACTUAL CHARGES



                                          Death Benefit (1)                                     Cash Surrender Value (1)
                          ---------------------------------------------------- ---------------------------------------------------
                                 Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
             Premiums                 Annual Investment Return of                        Annual Investment Return of
 End of    Accumulated    ---------------------------------------------------- ---------------------------------------------------
 Policy   at 4% Interest    0% Gross     4% Gross     8% Gross     12% Gross    0% Gross     4% Gross     8% Gross     12% Gross
  Year       Per Year     (-1.57% Net)  (2.43% Net)  (6.43% Net)  (10.43% Net) -1.57% Net)  (2.43% Net)  (6.43% Net)  (10.43% Net)
 ------   --------------  ------------  -----------  -----------  ------------ -----------  -----------  -----------  ------------
    1      $   15,150      $1,010,199   $1,010,638   $1,011,078   $1,011,519     $  2,199    $  2,638    $  3,078     $    3,519
    2      $   30,906      $1,020,155   $1,021,451   $1,022,783   $1,024,151     $ 12,155    $ 13,451    $ 14,783     $   16,151
    3      $   47,292      $1,029,852   $1,032,421   $1,035,133   $1,037,992     $ 21,852    $ 24,421    $ 27,133     $   29,992
    4      $   64,334      $1,039,269   $1,043,528   $1,048,144   $1,053,140     $ 31,269    $ 35,528    $ 40,144     $   45,140
    5      $   82,057      $1,048,382   $1,054,745   $1,061,830   $1,069,703     $ 40,382    $ 46,745    $ 53,830     $   61,703
    6      $  100,489      $1,058,904   $1,067,842   $1,078,057   $1,089,710     $ 52,504    $ 61,442    $ 71,657     $   83,310
    7      $  119,659      $1,069,033   $1,081,024   $1,095,091   $1,111,562     $ 64,233    $ 76,224    $ 90,291     $  106,762
    8      $  139,595      $1,078,731   $1,094,249   $1,112,936   $1,135,404     $ 75,531    $ 91,049    $109,736     $  132,204
    9      $  160,329      $1,087,955   $1,107,467   $1,131,592   $1,161,389     $ 86,355    $105,867    $129,992     $  159,789
   10      $  181,892      $1,096,650   $1,120,613   $1,151,047   $1,189,677     $ 96,650    $120,613    $151,047     $  189,677
   15      $  303,356      $1,129,196   $1,181,736   $1,258,547   $1,371,076     $129,196    $181,736    $258,547     $  371,076
   20      $  451,136      $1,130,364   $1,219,077   $1,370,863   $1,631,349     $130,364    $219,077    $370,863     $  631,349
   25      $  630,933      $1,069,758   $1,193,736   $1,450,563   $1,978,392     $ 69,758    $193,736    $450,563     $  978,392
   30      $  849,683      $        0(2)$1,029,094   $1,410,517   $2,385,831     $      0(2) $ 29,094    $410,517     $1,385,831
   35      $1,115,827      $        0   $        0(2)$1,101,179   $2,777,294     $      0    $      0(2) $101,179     $1,777,294
   40      $1,439,631      $        0   $        0   $        0(2)$2,999,124     $      0    $      0    $      0(2)  $1,999,124
   45      $1,833,588      $        0   $        0   $        0   $2,748,325     $      0    $      0    $      0     $1,748,325
   50      $2,312,897      $        0   $        0   $        0   $        0(2)  $      0    $      0    $      0     $        0(2)


(1)  Assumes no Contract loan has been made.

(2) Based on a gross return of 0% the Contract would go into default in policy year 28. Based on a gross return of 4% the Contract would go into default in policy year 31. Based on a gross return of 8% the Contract would go into default in policy year 36. Based on a gross return of 12% the Contract would go into default in policy year 50.

     The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 4%, 8%, and 12% over a period of years but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.



                                       T4

CONTRACT LOANS

You may borrow from Pruco Life an amount up to the current "loan value" of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time will equal the sum of (a) 90% of the cash value attributable to the variable investment options, and (b) the balance of the cash value, provided the Contract is not in default. A Contract in default has no loan value. The minimum loan amount you may borrow is $500.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

Unless you ask us otherwise, a portion of the amount you may borrow on or after the 10th Contract anniversary will be considered a preferred loan up to an amount equal to the maximum preferred loan amount. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans; standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.25%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the cash value, the Contract will go into default. We will notify you of a 61-day grace period, within which time you may repay all or enough of the loan to obtain a positive cash surrender value and thus keep the Contract inforce for a limited time. If the Contract debt equals or exceeds the cash value and you fail to keep the Contract inforce, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See TAX TREATMENT OF CONTRACT BENEFITS, page 29 and LAPSE AND REINSTATEMENT, page 31.


When a loan is made, an amount equal to the loan proceeds is transferred out of the Account and/or the fixed-rate option, as applicable. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the loanable amount in each variable investment option and the fixed-rate option bears to the total loanable amount of the Contract. When you take a loan, the amount of the loan continues to be a part of the Contract Fund and is credited with interest at an effective annual rate of 4%. Therefore, the net cost of a standard loan is 1% and the net cost of a preferred loan is 1/4%.


Any Contract debt will be deducted from the death benefit should the death benefit become payable while a loan is outstanding. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See TAX TREATMENT OF CONTRACT BENEFITS, page 29.

Any Contract debt will be deducted from the cash value to calculate the cash surrender value should the Contract be surrendered.

In addition, even if the loan is fully repaid, it may have an effect on future death benefits, because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited upon the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the variable investment options by the amount of that repayment, plus the interest credits accrued on the loan since the last transaction date. To do this, we will use your investment allocation for future premium payments as of the loan payment date. We will also decrease the portion of the Contract Fund on which we credit the guaranteed annual interest rate of 4% by the amount of loan you repay.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Commissions are based on a premium value referred to as the commissionable Target Premium. The commissionable Target Premium may vary from the Target Premium, depending on the rating class of the insureds, any extra risk charges, or additional riders. For contracts with unrated lives, the commissionable Target Premium is equal to what the Target Premium would be if both lives were in either the Nonsmoker or Smoker rating class, and there were no extra risk charges or riders on the contracts. For contracts with unrated lives in more favorable rating classes, the commissionable Target Premium will be greater than the Target Premium, if there are no extra risk charges or riders on the contracts. For contracts with substandard ratings, the commissionable Target Premium will generally be less than the Target Premium.


Generally, representatives will receive a commission of no more than: (1) 50% of the premiums received in the first year on premiums up to the commissionable Target Premium amount (see PREMIUMS, page 17); (2) 3% commission on premiums received in the first year in excess of the commissionable Target Premium amount; (3) 4% of premiums received in years two through 10; and (4) a trail commission of 0.0375% of the Contract Fund as of the end of each calendar quarter starting with the second Contract year. Representatives with less than four years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.


TAX TREATMENT OF CONTRACT BENEFITS

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own qualified tax adviser for complete information and advice.

TREATMENT AS LIFE INSURANCE. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract's investments. For further information on the diversification requirements, see TAXATION OF THE FUND in the statement of additional information for the Series Fund.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

      o you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract,

      o the Contract's death benefit will be income tax free to your beneficiary.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

PRE-DEATH DISTRIBUTIONS . The tax treatment of any distribution you receive before the insured's death depends on whether the Contract is classified as a Modified Endowment Contract.

            CONTRACTS NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS.

                  o If you surrender the Contract or allow it to lapse, you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash surrender value used to repay Contract debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

                  o Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

                  o Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

                  o Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, there is some risk the Internal Revenue Service might assert that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Pruco Life would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

            MODIFIED ENDOWMENT CONTRACTS.

                  o The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract. You should first consult a qualified tax adviser and your Pruco Life representative if you are contemplating any of these steps.

                  o If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified

                        Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

                  o Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

                  o All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

WITHHOLDING. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

OTHER TAX CONSIDERATIONS. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

BUSINESS-OWNED LIFE INSURANCE. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

LAPSE AND REINSTATEMENT

Pruco Life will determine the value of the cash surrender value on each Monthly date. If the cash surrender value is zero or less, the Contract is in default unless it remains inforce under the Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, page 19. If the Contract debt ever grows to be equal to or more than the cash surrender value, the Contract will be in default. Should this happen, Pruco Life will send you a notice of default setting forth the payment which we estimate will keep the Contract inforce for three months from the date of default. This payment must be received at a Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. If the second death occurs past the grace period, no death benefit is payable. A Contract that lapses with an outstanding Contract loan may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 29.

A Contract that ended in default may be reinstated within five years after the date of default if all the following conditions are met:

      (1) both insureds are alive or one insured is alive and the Contract ended without value after the death of the other insured;

      (2) you must provide renewed evidence of insurability on any insured who was living when the Contract went into default;
      (3) submission of certain payments sufficient to bring the Contract up to date and cover all charges and deductions for the next three months; and
      (4) any Contract debt with interest to date must be restored or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement.

The reinstatement date will be the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with a refund of that part of any surrender charge deducted at the time of default which would have been charged if the Contract were surrendered immediately after reinstatement.

LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits under Contracts issued on males and females of the same age will generally differ. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

OTHER GENERAL CONTRACT PROVISIONS

ASSIGNMENT. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life's consent. Pruco Life assumes no responsibility for the validity or sufficiency of any assignment, and we will not be obligated to comply with any assignment unless we receive a copy at a Home Office.

BENEFICIARY. You designate and name your beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the second insured to die do so with no surviving beneficiary, that insured's estate will become the beneficiary, unless someone other than the insureds owned the Contract. In that case, we will make the Contract owner or the Contract owner's estate the beneficiary.

INCONTESTABILITY. We will not contest the Contract after it has been inforce during the lifetime of both insureds for two years from the issue date. The exceptions are: (1) non-payment of enough premium to pay the required charges; and (2) when any change is made in the Contract that requires Pruco Life's approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of at least one insured. At the end of the second Contract year we will mail you a notice requesting that you tell us if either insured has died. Failure to tell us of the death of an insured will not avoid a contest, if we have a basis for one, even if premium payments continue to be made.

MISSTATEMENT OF AGE OR SEX. If an insured's stated age or sex or both are incorrect in the Contract, Pruco Life will adjust each benefit and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

SETTLEMENT OPTIONS. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Pruco Life representative authorized to sell this Contract can explain these options upon request.

SIMULTANEOUS DEATH. If both insureds die while the Contract is inforce and we find there is lack of sufficient evidence that they died other than simultaneously, we will assume that the older insured died first.

SUICIDE EXCLUSION. If either insured, whether sane or insane, dies by suicide within two years from the issue date, the Contract will end and we will return the premiums paid. If there is a surviving insured, we will make a new contract available on the life of that insured. The issue age, Contract date, and the insured's underwriting classification will be the same as they are in the Contract. The amount of coverage will be the lesser of (1) the contract's basic insurance amount, and (2) the maximum amount we allow on the Contract date for single life contracts. The new contract will not take effect unless all premiums due since the Contract date are paid within 31 days after we notify you of the availability of the new contract.

RIDERS

Contract owners may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date.

One rider gives insureds the option to exchange the Contract for two new life insurance contracts, one on the life of each insured, in the event of a divorce or if certain changes in tax law occur. Exercise of this option may give rise to taxable income. Another pays an additional amount if both insureds die within a specified number of years. See TAX TREATMENT OF CONTRACT BENEFITS, page 29. Certain restrictions may apply; they are clearly described in the applicable rider. Any Pruco Life representative authorized to sell the Contract can explain these extra benefits further. Samples of the provisions are available from Pruco Life upon written request.

SUBSTITUTION OF FUND SHARES

Although Pruco Life believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Pruco Life may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of any such substitution.

REPORTS TO CONTRACT OWNERS

Once each year, Pruco Life will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

STATE REGULATION

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

EXPERTS

The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the financial statements of the Account as of December 31, 1999 and for each of the three years in the period then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this prospectus have been examined by Ching-Meei Chang, MAAA, FSA, Actuarial Director of Prudential, whose opinion is filed as an exhibit to the registration statement.

LITIGATION AND REGULATORY PROCEEDINGS


We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.


In particular, Pruco Life and Prudential have been subject to substantial regulatory actions and civil litigation involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including Pruco Life, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls and a series of fines, and are in the process of distributing final remediation relief to eligible class members. In many instances, claimants have the right to "appeal" the decision to an independent reviewer. The bulk of such appeals were resolved in 1999, and the balance is expected to be addressed in 2000. As of January 31, 2000, Prudential and/or Pruco Life remained a party to two putative class actions and approximately 158 individual actions relating to permanent life insurance policies issued in the United States between 1982 and 1995. Additional suits may be filed by individuals who opted out of the settlements. While the approval of the class action settlement is now final, Prudential and Pruco Life remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to their sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

Prudential has indemnified PrucoLife of New Jersey for any liabilities incurred in connection with sales practices litigation covering policy holders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

In 1999, 1998, 1997 and 1996, Prudential recorded provision in its Consolidated Statements of Operations of $100 million, $1,150 million, $2,030 million and $1,125 million, respectively, to provide for estimated remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against Prudential separately, and other fees and expenses associated with the resolution of sales practices issues.

ADDITIONAL INFORMATION


Pruco Life has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephoning (800) SEC-0330, upon payment of a prescribed fee.

Further information may also be obtained from Pruco Life. The address and telephone number are set forth on the inside front cover of this prospectus.

FINANCIAL STATEMENTS


The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.

                             DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life, listed with their principal occupations during the past five years, are shown below.

                             DIRECTORS OF PRUCO LIFE

JAMES J. AVERY, JR., CHAIRMAN AND DIRECTOR - President, Prudential Individual Life Insurance since 1998; 1997 to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group; 1995 to 1997: President, Prudential Select.

WILLIAM M. BETHKE, DIRECTOR - Chief Investment Officer, Prudential since 1997; prior to 1997: President, Prudential Capital Markets Group.

IRA J. KLEINMAN, DIRECTOR - Executive Vice President, Prudential International Insurance Group since 1997; 1995 to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group.

ESTHER H. MILNES, PRESIDENT AND DIRECTOR - Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group.

DAVID R. ODENATH, JR., DIRECTOR - President, Prudential Investments since 1999; prior to 1999: Senior Vice President and Director of Sales, Investment Consulting Group, PaineWebber.

I. EDWARD PRICE, VICE CHAIRMAN AND DIRECTOR - Senior Vice President and Actuary, Prudential Individual Life Insurance since 1998; 1995 to 1998: Senior Vice President and Actuary, Prudential Individual Insurance Group.

KIYOFUMI SAKAGUCHI, DIRECTOR - President and CEO, Prudential International Insurance Group since 1995.

                         OFFICERS WHO ARE NOT DIRECTORS

C. EDWARD CHAPLIN, TREASURER - Vice President and Treasurer, Prudential since 1995.

JAMES C. DROZANOWSKI, SENIOR VICE PRESIDENT - Vice President, Operations and Systems, Prudential Individual Financial Services since 1998; 1996 to 1998: Vice President and Operations Executive, Prudential Individual Insurance Group; 1995 to 1996: President, Credit Card Division, Chase Manhattan Bank.

CLIFFORD E. KIRSCH, CHIEF LEGAL OFFICER AND SECRETARY - Chief Counsel, Variable Products, Prudential Law Department since 1995.

HIROSHI NAKAJIMA, SENIOR VICE PRESIDENT - President and CEO, Pruco Life Insurance Company Taiwan Branch since 1997; prior to 1997: Senior Managing Director, Prudential Life Insurance Co., Ltd.

SHIRLEY H. SHAO, SENIOR VICE PRESIDENT AND CHIEF ACTUARY - Vice President and Associate Actuary, Prudential since 1996; prior to 1996: Vice President and Assistant Actuary, Prudential Corporate Risk Management.

DENNIS G. SULLIVAN, VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER - Vice President and Deputy Controller, Prudential since 1998; 1997 to 1998: Vice President and Controller, ContiFinancial Corporation; prior to 1997: Director, Salomon Brothers.

The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992.

Pruco Life directors and officers are elected annually.


                                                       FINANCIAL STATEMENTS OF
                                                PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF NET ASSETS
For the year ended December 31, 1999

                                                                                  SUBACCOUNTS
                                              -----------------------------------------------------------------------------------
                                                                                                                      PRUDENTIAL
                                              PRUDENTIAL    PRUDENTIAL                   PRUDENTIAL     PRUDENTIAL       HIGH
                                                 MONEY      DIVERSIFIED    PRUDENTIAL     FLEXIBLE     CONSERVATIVE      YIELD
                                                MARKET         BOND          EQUITY        MANAGED       BALANCED        BOND
                                               PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                                             -----------   -----------    -----------    -----------   -----------   ------------
ASSETS
  Investment in The Prudential Series
    Fund, Inc. Portfolios and
    non-Prudential administered
    funds, at net asset value [Note 3] ..... $21,020,421   $45,254,760    $44,862,196    $ 9,406,730   $51,592,566   $  2,653,932
  Receivable from Pruco Life Insurance
    Company [Note 2] .......................           0             0         69,102              0             0              0
                                             -----------   -----------    -----------    -----------   -----------   ------------
  Net Assets ............................... $21,020,421   $45,254,760    $44,931,298    $ 9,406,730   $51,592,566   $  2,653,932
                                             ===========   ===========    ===========    ===========   ===========   ============
NET ASSETS, representing:
  Equity of contract owners [Note 4] ....... $21,020,421   $45,254,760    $44,931,298    $ 9,406,730   $51,592,566   $  2,653,932
                                  -          -----------   -----------    -----------    -----------   -----------   ------------
                                             $21,020,421   $45,254,760    $44,931,298    $ 9,406,730   $51,592,566   $  2,653,932
                                             ===========   ===========    ===========    ===========   ===========   ============

                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A1


                                                 SUBACCOUNTS (CONTINUED)
 ------------------------------------------------------------------------------------------------------------------
  PRUDENTIAL      PRUDENTIAL                                T. ROWE PRICE                     JANUS          MFS
     STOCK         EQUITY       PRUDENTIAL     PRUDENTIAL   INTERNATIONAL       AIM VI        ASPEN        EMERGING
     INDEX         INCOME         GLOBAL       JENNISON         STOCK           VALUE        GROWTH         GROWTH
   PORTFOLIO      PORTFOLIO     PORTFOLIO      PORTFOLIO      PORTFOLIO         FUND        PORTFOLIO       SERIES
 ------------    -----------   -----------    -----------      --------       --------       --------      --------





 $208,864,409    $14,525,330   $22,276,540    $ 6,822,949      $ 18,814       $ 94,337       $ 22,400      $  4,545

       41,887              0        39,109              0             0              0              0             0
 ------------    -----------   -----------    -----------      --------       --------       --------      --------
 $208,906,296    $14,525,330   $22,315,649    $ 6,822,949      $ 18,814       $ 94,337       $ 22,400      $  4,545
 ============    ===========   ===========    ===========      ========       ========       ========      ========

 $208,906,296    $14,525,330   $22,315,649    $ 6,822,949      $ 18,814       $ 94,337       $ 22,400      $  4,545
 ------------    -----------   -----------    -----------      --------       --------       --------      --------
 $208,906,296    $14,525,330   $22,315,649    $ 6,822,949      $ 18,814       $ 94,337       $ 22,400      $  4,545
 ============    ===========   ===========    ===========      ========       ========       ========      ========

                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A2


                                                       FINANCIAL STATEMENTS OF
                                                PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the periods ended December 31, 1999, 1998 and 1997

                                                                                  SUBACCOUNTS
                                              ------------------------------------------------------------------------------------
                                                            PRUDENTIAL                                  PRUDENTIAL
                                                               MONEY                                    DIVERSIFIED
                                                               MARKET                                      BOND
                                                             PORTFOLIO                                   PORTFOLIO
                                              ----------------------------------------     ---------------------------------------
                                                 1999           1998           1997          1999           1998          1997
                                              ----------     ----------     ----------     ----------   -----------    -----------
INVESTMENT INCOME
  Dividend income ........................... $  835,985     $  461,945     $  461,061     $        0   $ 2,359,120    $ 2,574,631
                                              ----------     ----------     ----------     ----------   -----------    -----------
EXPENSES
 Charges to contract owners for assuming
   mortality risk and expense risk
  [Note 5A] .................................    102,057         53,117         50,651       253,044        229,634        205,292
 Reimbursement for excess expenses
   [Note 5C] ................................          0              0              0              0             0              0
                                              ----------     ----------     ----------     ----------   -----------    -----------
NET EXPENSES ................................    102,057         53,117         50,651        253,044       229,634        205,292
                                              ----------     ----------     ----------     ----------   -----------    -----------
NET INVESTMENT INCOME (LOSS) ................    733,928        408,828        410,410       (253,044)    2,129,486      2,369,339
                                              ----------     ----------     ----------     ----------   -----------    -----------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions received ....          0              0              0        114,761       128,093        408,037
    Realized gain (loss) on shares
      redeemed ..............................          0              0              0        (24,825)      173,161         94,146
    Net change in unrealized gain (loss)
      on investments ........................          0              0              0       (406,752)      (29,348)      (288,588)
                                              ----------     ----------     ----------     ----------   -----------    -----------
NET GAIN (LOSS) ON INVESTMENTS ..............          0              0              0       (316,816)      271,906        213,595
                                              ----------     ----------     ----------     ----------   -----------    -----------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ................................ $  733,928      $ 408,828      $ 410,410  $    (569,860)  $ 2,401,392    $ 2,582,934
                                              ==========      =========      =========  =============   ===========    ===========


                                    SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A3


                                                       SUBACCOUNTS (CONTINUED)
 -------------------------------------------------------------------------------------------------------------------------------
               PRUDENTIAL                                  PRUDENTIAL                                  PRUDENTIAL
                 EQUITY                                 FLEXIBLE MANAGED                          CONSERVATIVE BALANCED
                PORTFOLIO                                   PORTFOLIO                                   PORTFOLIO
 ---------------------------------------     ---------------------------------------     ---------------------------------------
    1999           1998          1997           1999          1998           1997          1999          1998           1997
 ----------     ----------    ----------     ----------    ----------     ----------     ----------    ----------    -----------
 $  716,887     $  860,120    $1,108,812     $    1,508    $1,147,432     $1,050,936     $2,010,476    $1,965,960    $ 2,025,296
 ----------     ----------    ----------     ----------    ----------     ----------     ----------    ----------    -----------



    263,130        284,011       286,301        111,448       209,364        206,248        289,895       271,618        256,921


          0              0             0              0             0              0              0             0              0
 ----------     ----------    ----------     ----------    ----------     ----------     ----------    ----------    -----------
    263,130        284,011       286,301        111,448       209,364        206,248        289,895       271,618        256,921
 ----------     ----------    ----------     ----------    ----------     ----------     ----------    ----------    -----------
    453,757        576,109       822,511       (109,940)      938,068        844,688      1,720,581     1,694,342      1,768,375
 ----------     ----------     ----------     ----------   -----------    -----------    ----------    ----------    -----------

  5,076,635      5,026,484     2,827,131        382,730     3,419,770      5,545,715        270,329     2,703,038      5,037,552

  1,953,344      4,779,486     1,774,816       (650,961)      353,509        605,368        (17,659)      935,553        200,066

 (1,836,843)    (5,230,122)    4,476,157      2,299,575    (1,305,317)    (1,682,924)       959,440      (276,688)    (1,945,306)
 ----------     ----------    ----------     ----------    ----------     ----------     ----------    ----------    -----------
  5,193,136      4,575,848     9,078,104      2,031,344     2,467,962      4,468,159      1,212,110     3,361,903      3,292,312
 ----------     ----------    ----------     ----------    ----------     ----------     ----------    ----------    -----------




$ 5,646,893    $ 5,151,957   $ 9,900,615    $ 1,921,404   $ 3,406,030    $ 5,312,847  $   2,932,691   $ 5,056,245    $ 5,060,687
===========    ===========   ===========    ===========   ===========    ===========  =============   ===========    ===========


                                   SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A4


                                                       FINANCIAL STATEMENTS OF
                                                PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the periods ended December 31, 1999, 1998 and 1997

                                                                                  SUBACCOUNTS
                                               ----------------------------------------------------------------------------------
                                                             PRUDENTIAL                                PRUDENTIAL
                                                          HIGH YIELD BOND                             STOCK INDEX
                                                             PORTFOLIO                                 PORTFOLIO
                                               --------------------------------------    ----------------------------------------
                                                 1999           1998          1997          1999         1998            1997
                                               ---------     ---------      ---------    -----------  ------------   ------------
INVESTMENT INCOME
  Dividend income ............................ $   8,128     $ 261,439      $ 197,684    $ 1,908,245  $  1,729,752   $  1,326,042
                                               ---------     ---------      ---------    -----------  ------------   ------------
EXPENSES
 Charges to contract owners for assuming
   mortality risk and expense risk [Note 5A]..    16,950        15,665         12,354      1,068,971       820,541        502,161
 Reimbursement for excess expenses
   [Note 5C] .................................         0             0              0              0             0              0
                                               ---------     ---------      ---------    -----------  ------------   ------------
NET EXPENSES .................................    16,950        15,665         12,354      1,068,971       820,541        502,161
                                               ---------     ---------      ---------    -----------  ------------   ------------
NET INVESTMENT INCOME (LOSS) .................    (8,822)      245,774        185,330        839,274       909,211        823,881
                                               ---------     ---------      ---------    -----------  ------------   ------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions received .....         0             0              0      2,384,852     2,499,196      2,997,271
    Realized gain (loss) on shares
      redeemed ...............................   (58,390)       (4,633)        16,526      5,878,374     5,771,729      2,754,626
    Net change in unrealized gain (loss)
      on investments .........................   181,106      (334,049)        59,640     24,251,918    24,590,569     15,534,339
                                               ---------     ---------      ---------    -----------  ------------   ------------
NET GAIN (LOSS) ON INVESTMENTS ...............   122,716      (338,682)        76,166     32,515,144    32,861,494     21,286,236
                                               ---------     ---------      ---------    -----------  ------------   ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ................................. $ 113,894     $ (92,908)     $ 261,496    $33,354,418  $ 33,770,705   $ 22,110,117
                                               =========     =========      =========    ===========  ============   ============


                                    SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A5



                                                     SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
              EQUITY INCOME                                 GLOBAL                                PRUDENTIAL JENNISON
                PORTFOLIO                                  PORTFOLIO                                   PORTFOLIO
----------------------------------------    ----------------------------------------    ----------------------------------------
   1999            1998         1997           1999          1998           1997           1999           1998          1997
-----------     ----------   -----------    -----------   -----------    -----------    -----------     ---------      ---------

$   334,015     $  365,234   $   370,792    $    65,033   $   160,959    $   149,254    $     8,827     $   3,905      $   1,751
-----------     ----------   -----------    -----------   -----------    -----------    -----------     ---------      ---------


     87,421         90,144        85,229         93,204        70,813         80,250         28,413        11,315          4,217

          0              0             0              0             0              0              0             0              0
-----------     ----------   -----------    -----------   -----------    -----------    -----------     ---------      ---------
     87,421         90,144        85,229         93,204        70,813         80,250         28,413        11,315          4,217
-----------     ----------   -----------    -----------   -----------    -----------    -----------     ---------      ---------
    246,594        275,090       285,563        (28,171)       90,146         69,004        (19,586)       (7,410)        (2,466)
-----------     ----------   -----------    -----------   -----------    -----------    -----------     ---------      ---------


  1,617,066        797,222     1,414,553        114,030       536,310        504,462        273,783        37,636         50,105

     87,899      2,673,910       481,377        472,274       235,100      1,501,595         65,721        22,375         43,121

   (246,900)    (4,107,342)    2,177,083      6,341,128     1,531,076       (871,934)     1,513,045       478,204         73,161
-----------     ----------   -----------    -----------   -----------    -----------    -----------     ---------      ---------
  1,458,065       (636,210)    4,073,013      6,927,432     2,302,486      1,134,123      1,852,549       538,215        166,387
-----------     ----------   -----------    -----------   -----------    -----------    -----------     ---------      ---------


$ 1,704,659     $ (361,120)  $ 4,358,576    $ 6,899,261   $ 2,392,632    $ 1,203,127    $ 1,832,963     $ 530,805      $ 163,921
===========     ==========   ===========    ===========   ===========    ===========    ===========     =========      =========


                                     SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A6



                                         FINANCIAL STATEMENTS OF
                                  PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the periods ended December 31, 1999, 1998 and 1997

                                                                    SUBACCOUNTS
                                             -----------------------------------------------------
                                             T. ROWE PRICE                    JANUS          MFS
                                             INTERNATIONAL    AIM V.I.        ASPEN       EMERGING
                                                 STOCK         VALUE          GROWTH       GROWTH
                                               PORTFOLIO*      FUND*        PORTFOLIO*     SERIES*
                                               ---------     ---------       --------     --------
                                                 1999          1999            1999         1999
                                               ---------     ---------       --------     --------
INVESTMENT INCOME
  Dividend income ............................ $      68     $     141       $     20     $      0
                                               ---------     ---------       --------     --------
EXPENSES
 Charges to contract owners for assuming
   mortality risk and expense risk [Note 5A]..        33            60             30            2
 Reimbursement for excess expenses
   [Note 5C] .................................         0             0              0            0
                                               ---------     ---------       --------     --------
NET EXPENSES .................................        33            60             30            2
                                               ---------     ---------       --------     --------
NET INVESTMENT INCOME (LOSS) .................        35            81            (10)          (2)
                                               ---------     ---------       --------     --------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
    Capital gains distributions received .....       214           738              0            0
    Realized gain (loss) on shares
      redeemed ...............................         0           (17)           (28)         (29)
    Net change in unrealized gain (loss)
      on investments .........................     3,329         4,894          3,357          800
                                               ---------     ---------       --------     --------
NET GAIN (LOSS) ON INVESTMENTS ...............     3,543         5,615          3,329          771
                                               ---------     ---------       --------     --------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ................................. $   3,578     $   5,696       $  3,319     $    769
                                               =========     =========       ========     ========

* Became available on June 7, 1999 (Note 1)

                                    SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A7


                                         FINANCIAL STATEMENTS OF
                                  PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999, 1998 and 1997

                                                                                  SUBACCOUNTS
                                            -------------------------------------------------------------------------------------
                                                           PRUDENTIAL                                  PRUDENTIAL
                                                          MONEY MARKET                              DIVERSIFIED BOND
                                                            PORTFOLIO                                  PORTFOLIO
                                            -----------------------------------------   -----------------------------------------
                                                 1999          1998           1997          1999           1998          1997
                                            ------------  ------------    -----------   ------------  ------------   ------------
OPERATIONS:
  Net investment income (loss) ............ $    733,928  $    408,828    $   410,410   $   (253,044) $  2,129,486   $  2,369,339
  Capital gains distributions received ....            0             0              0        114,761       128,093        408,037
  Realized gain (loss) on shares redeemed .            0             0              0       (24,825)       173,161        94,146
  Net change in unrealized gain (loss) on
    investments ...........................            0             0              0       (406,752)      (29,348)      (288,588)
                                            ------------  ------------    -----------   ------------  ------------   ------------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ..............................      733,928       408,828        410,410       (569,860)    2,401,392      2,582,934
                                            ------------  ------------    -----------   ------------  ------------   ------------
PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments .............   14,681,912     8,459,179     16,018,494      4,403,759     4,026,378      5,573,222
  Policy Loans ............................            0             0        (45,968)          (153)      (10,790)             0
  Policy Loan Repayments and Interest .....            0             0         44,362            399            85        449,595
  Surrenders, Withdrawals and Death
    Benefits ..............................     (487,668)       48,094       (447,841)      (525,927)   (5,421,341)    (3,109,854)
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Option ..................   (6,419,780)   (5,068,699)   (17,376,103)     1,276,029     4,043,371        146,922
  Withdrawal and Other Charges ............     (442,288)     (258,516)      (264,540)      (461,017)     (491,540)      (665,026)
                                            ------------  ------------    -----------   ------------  ------------   ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS ...............................    7,332,176     3,180,058     (2,071,596)     4,693,090     2,146,163      2,394,859
                                            ------------  ------------    -----------   ------------  ------------   ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RETAINED IN THE
  ACCOUNT [Note 7] ........................            0        (1,722)      (115,766)             0       (35,755)       (86,028)
                                            ------------  ------------    -----------   ------------  ------------   ------------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS ..................................    8,066,104     3,587,164     (1,776,952)     4,123,230     4,511,800      4,891,765

NET ASSETS:
  Beginning of period .....................   12,954,317     9,367,153     11,144,105     41,131,530    36,619,730     31,727,965
                                            ------------  ------------    -----------   ------------  ------------   ------------
  End of period ........................... $ 21,020,421  $ 12,954,317    $ 9,367,153   $ 45,254,760  $ 41,131,530   $ 36,619,730
                                            ============  ============    ===========   ============  ============   ============


                                   SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A8


                                                       SUBACCOUNTS (CONTINUED)
 ---------------------------------------------------------------------------------------------------------------------------------
                 PRUDENTIAL                                 PRUDENTIAL                                  PRUDENTIAL
                   EQUITY                                FLEXIBLE MANAGED                         CONSERVATIVE BALANCED
                 PORTFOLIO                                  PORTFOLIO                                   PORTFOLIO
 -----------------------------------------    ----------------------------------------   -----------------------------------------
      1999          1998           1997          1999          1998           1997           1999          1998           1997
 ------------   ------------  ------------    -----------  ------------   ------------   ------------  ------------   ------------

 $    453,757   $    576,109  $    822,511    $  (109,940) $    938,068   $    844,688   $  1,720,581  $  1,694,342   $  1,768,375
    5,076,635      5,026,484     2,827,131        382,730     3,419,770      5,545,715        270,329     2,703,038      5,037,552
    1,953,344     4,779,486      1,774,816      (650,961)       353,509        605,368       (17,659)       935,553


   (1,836,843)    (5,230,122)    4,476,157      2,299,575    (1,305,317)    (1,682,924)       959,440      (276,688)    (1,945,306)
 ------------   ------------  ------------    -----------  ------------   ------------   ------------  ------------   ------------


    5,646,893      5,151,957     9,900,615      1,921,404     3,406,030      5,312,847      2,932,691     5,056,245      5,060,687
 ------------   ------------  ------------    -----------  ------------   ------------   ------------  ------------   ------------


    4,684,781      5,974,743     8,187,661        641,303     2,727,720      4,391,711      1,545,758     6,161,137      2,723,156
       (6,740)       (16,155)       (2,354)          (200)      (13,509)      (101,032)             0           (15)      (114,831)
        1,776          2,348         6,595          1,440         2,543        109,493              0           976      1,296,181

   (4,842,312)   (11,366,743)   (3,056,522)   (22,131,312)   (1,109,742)    (3,330,740)    (2,737,605)      (41,543)      (871,239)

   (6,140,793)    (6,233,542)   (2,416,623)    (3,703,401)   (9,445,233)     2,115,451      3,457,685   (11,038,745)     2,899,464
     (570,661)      (750,093)     (962,520)      (167,745)     (300,968)      (387,697)      (630,939)     (628,277)      (699,975)
 ------------   ------------  ------------    -----------  ------------   ------------   ------------  ------------   ------------



   (6,873,949)   (12,389,442)    1,756,237    (25,359,915)   (8,139,189)     2,797,186      1,634,899    (5,546,467)     5,232,756
 ------------   ------------  ------------    -----------  ------------   ------------   ------------  ------------   ------------


            0       (378,339)        2,060              0        99,015         (1,047)             0        (6,712)     1,650,849
 ------------   ------------  ------------    -----------  ------------   ------------   ------------  ------------   ------------

   (1,227,056)    (7,615,824)   11,658,912    (23,438,511)   (4,634,144)     8,108,986      4,567,590      (496,934)    11,944,292

   46,158,354     53,774,178    42,115,266     32,845,241    37,479,385     29,370,399     47,024,976    47,521,910     35,577,618
 ------------   ------------  ------------    -----------  ------------   ------------   ------------  ------------   ------------
 $ 44,931,298   $ 46,158,354  $ 53,774,178    $ 9,406,730  $ 32,845,241   $ 37,479,385   $ 51,592,566  $ 47,024,976   $ 47,521,910
 ============   ============  ============    ===========  ============   ============   ============  ============   ============


                                    SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A9


                                         FINANCIAL STATEMENTS OF
                                  PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999, 1998 and 1997

                                                                                  SUBACCOUNTS
                                             ------------------------------------------------------------------------------------
                                                            PRUDENTIAL                                 PRUDENTIAL
                                                         HIGH YIELD BOND                              STOCK INDEX
                                                            PORTFOLIO                                  PORTFOLIO
                                             ----------------------------------------   -----------------------------------------
                                                 1999          1998           1997          1999          1998          1997
                                             -----------   -----------    -----------   ------------  ------------   ------------
OPERATIONS:
  Net investment income (loss) ............. $    (8,822)  $   245,774    $   185,330   $    839,274  $    909,211   $    823,881
  Capital gains distributions received .....           0             0              0      2,384,852     2,499,196      2,997,271
  Realized gain (loss) on shares redeemed ..     (58,390)       (4,633)        16,526      5,878,374     5,771,729      2,754,626
  Net change in unrealized gain (loss) on
    investments ............................     181,106      (334,049)        59,640     24,251,918    24,590,569     15,534,339
                                             -----------   -----------    -----------   ------------  ------------   ------------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS ...............................     113,894       (92,908)       261,496     33,354,418    33,770,705     22,110,117
                                             -----------   -----------    -----------   ------------  ------------   ------------
PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ..............     245,021       637,224        330,357     13,998,881    13,077,570     14,400,181
  Policy Loans .............................           0             0              0        (16,721)      (19,574)       (15,209)
  Policy Loan Repayments and Interest ......           0             0              0          1,041           144         25,713
  Surrenders, Withdrawals and Death
    Benefits ...............................    (307,785)       (1,826)      (298,998)   (10,598,966)     (432,906)    (3,907,071)
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Option ...................    (466,171)      556,432        297,454      6,749,174    11,664,940     17,853,467
  Withdrawal and Other Charges .............     (51,266)      (67,806)       (67,627)    (1,633,867)   (1,454,112)    (1,103,134
                                             -----------   -----------    -----------   ------------  ------------   ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS ................................    (580,201)    1,124,024        261,186      8,499,542    22,836,062     27,253,947
                                             -----------   -----------    -----------   ------------  ------------   ------------
NET INCREASE (DECREASE) IN
  NET ASSETS RETAINED IN THE
  ACCOUNT [Note 7] .........................           0        (1,836)        (7,832)             0        42,339         (7,138)
                                             -----------   -----------    -----------   ------------  ------------   ------------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS ...............................    (466,307)    1,029,280        514,850     41,853,960    56,649,106     49,356,926
NET ASSETS:
  Beginning of period ......................   3,120,239     2,090,959      1,576,109    167,052,336   110,403,230     61,046,304
                                             -----------   -----------    -----------   ------------  ------------   ------------
  End of period ............................ $ 2,653,932   $ 3,120,239    $ 2,090,959   $208,906,296  $167,052,336   $110,403,230
                                             ===========   ===========    ===========   ============  ============   ============


                                    SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A10


                                                      SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------------
                PRUDENTIAL                                  PRUDENTIAL
              EQUITY INCOME                                  GLOBAL                               PRUDENTIAL JENNISON
                PORTFOLIO                                   PORTFOLIO                                  PORTFOLIO
------------------------------------------  -----------------------------------------    ----------------------------------------
    1999          1998           1997          1999           1998           1997          1999           1998          1997
------------   ------------  ------------   ------------  ------------   ------------    -----------   -----------     ----------

$    246,594   $    275,090  $    285,563   $    (28,171) $     90,146   $     69,004    $   (19,586)  $    (7,410)    $   (2,466)
   1,617,066        797,222     1,414,553        114,030       536,310        504,462        273,783        37,636         50,105
      87,899      2,673,910        481,377       472,274       235,100      1,501,595         65,721        22,375         43,121


    (246,900)    (4,107,342)    2,177,083      6,341,128     1,531,076       (871,934)     1,513,045       478,204         73,161
------------   ------------  ------------   ------------  ------------   ------------    -----------   -----------     ----------


   1,704,659       (361,120)    4,358,576      6,899,261     2,392,632      1,203,127      1,832,963       530,805        163,921
------------   ------------  ------------   ------------  ------------   ------------    -----------   -----------     ----------


     355,583        260,870       857,548      2,076,557     1,832,043      2,622,189        144,235        75,139        238,539
     (12,069)             0             0              0             0        (67,171)             0             0              0
         139              0             0              0             0         67,209              0             0              0

    (497,594)    (8,141,933)     (802,616)    (1,963,919)      (16,418)    (4,072,024)       (13,816)            0       (293,084)

  (1,279,058)     7,241,853      (358,547)     2,397,693    (1,739,609)    (4,363,304)     2,170,749     1,234,490        508,875
    (175,220)      (248,861)     (366,230)      (134,514)     (128,121)      (199,522)       (46,761)      (22,311)        (8,919)
------------   ------------  ------------   ------------  ------------   ------------    -----------   -----------     ----------



  (1,608,219)      (888,071)     (669,845)     2,375,817       (52,105)    (6,012,623)     2,254,407     1,287,318        445,411
------------   ------------  ------------   ------------  ------------   ------------    -----------   -----------     ----------


           0        (15,048)      (64,926)             0       (27,164)      (140,126)             0        32,534            806
------------   ------------  ------------   ------------  ------------   ------------    -----------   -----------     ----------

      96,440     (1,264,239)    3,623,805      9,275,078     2,313,363     (4,949,622)     4,087,370     1,850,657        610,138

  14,428,890     15,693,129    12,069,324     13,040,571    10,727,208     15,676,830      2,735,579       884,922        274,784
------------   ------------  ------------   ------------  ------------   ------------    -----------   -----------     ----------
$ 14,525,330   $ 14,428,890  $ 15,693,129   $ 22,315,649  $ 13,040,571   $ 10,727,208    $ 6,822,949   $ 2,735,579     $  884,922
============   ============  ============   ============  ============   ============    ===========   ===========     ==========


                                    SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17



                                      A11


                                         FINANCIAL STATEMENTS OF
                                  PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999, 1998 and 1997

                                                                                   SUBACCOUNTS
                                                  -------------------------------------------------------
                                                  T. ROWE PRICE                     JANUS          MFS
                                                  INTERNATIONAL      AIM V.I.       ASPEN        EMERGING
                                                      STOCK           VALUE         GROWTH        GROWTH
                                                    PORTFOLIO*        FUND*       PORTFOLIO*      SERIES*
                                                     --------       --------       --------       -------
                                                       1999           1999           1999          1999
                                                     --------       --------       --------       -------
OPERATIONS:
  Net investment income (loss) ..................... $     35       $     81       $    (10)      $    (2)
  Capital gains distributions received .............      214            738              0             0
  Realized gain (loss) on shares redeemed ..........        0            (17)           (28)          (29)
  Net change in unrealized gain (loss) on
    investments ....................................    3,329          4,894          3,357           800
                                                     --------       --------       --------       -------
NET INCREASE (DECREASE) IN
  NET ASSETS RESULTING FROM
  OPERATIONS .......................................    3,578          5,696          3,319           769
                                                     --------       --------       --------       -------
PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ......................       43          3,832          9,107         3,779
  Policy Loans .....................................        0              0              0             0
  Policy Loan Repayments and Interest ..............        0              0              0             0
  Surrenders, Withdrawals and Death
    Benefits .......................................        0              0              0             0
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Option ...........................   15,220         84,865         10,000             0
  Withdrawal and Other Charges .....................      (27)           (56)           (26)           (3)
                                                     --------       --------       --------       -------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS ........................................   15,236         88,641         19,081         3,776
                                                     --------       --------       --------       -------
NET INCREASE (DECREASE) IN
  NET ASSETS RETAINED IN THE
  ACCOUNT [Note 7] .................................        0              0              0             0
                                                     --------       --------       --------       -------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS .......................................   18,814         94,337         22,400         4,545

NET ASSETS:
  Beginning of period ..............................        0              0              0             0
                                                     --------       --------       --------       -------
  End of period .................................... $ 18,814       $ 94,337       $ 22,400       $ 4,545
                                                     ========       ========       ========       =======

 * Became available on June 7, 1999 (Note 1)


                                    SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A13 THROUGH A17


                                      A12

                        NOTES TO FINANCIAL STATEMENTS OF

                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

                                DECEMBER 31, 1999

NOTE 1:  GENERAL

     Pruco Life Variable Universal Account (the "Account") was established on April 17, 1989 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life") which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life's other assets. Proceeds from sales of the Pruselect I, Pruselect II and effective November 10, 1999 Pruselect III Variable Universal Life products are invested in the Account as directed by the contract owners. In addition, effective May 1, 2000, purchases of Survivorship Variable Universal Life contracts ("SVUL") may be invested in the Account.

     The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are twenty subaccounts within the Account, fifteen of which are available to Pruselect III contract owners. SVUL contracts offer the option to invest in 16 Subaccounts, 14 of which are presented in these financial statements as well as two additional non-Prudential administered funds which will become available effective May 1, 2000: American Century VP Value Fund and Franklin Small Cap Fund. Each subaccount invests in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund") or any of the non-Prudential administered funds shown in Note 3. The Series Fund is a diversified open-end management investment company, and is managed by Prudential.

     Beginning June 7, 1999, the following five additional non-Prudential administered subaccounts became available to contract owners for Pruselect I and Pruselect II and beginning on November 10, 1999, as discussed above, they became available for Pruselect III contract owners: AIM V.I. Value Fund; American Century VP Value Fund; Janus Aspen Growth Portfolio; MFS Emerging Growth Series; and the T. Rowe Price International Stock Portfolio.

     At December 31, 1999 there were no balances pertaining to SVUL in the Subaccounts investing in the Series Fund or the non-Prudential administered funds.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

     Investments--The investments in shares of the Series Fund or the non-Prudential administered funds are stated at the net asset value of the respective portfolio.

     Security Transactions--Realized gains and losses on security transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

     Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the Series Fund or the non-Prudential administered funds and are recorded on the ex-dividend date.

     Receivable from Pruco Life Insurance Company--At times, Pruco Life may expect to receive an amount from the Account primarily related to processing contract owner payments, surrenders, withdrawals and death benefits. This amount is reflected in the Account's Statements of Net Assets as a receivable from Pruco Life. The receivable and or payable does not have an effect on the Contract owner's account or the related unit value.


                                      A13

NOTE 3:  INVESTMENT INFORMATION FOR THE PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

         The net asset value per share for each portfolio of the Series Fund, or the non-Prudential administered variable funds, the number of shares (rounded) of each portfolio held by the Account and the aggregate cost of investments in such shares at December 31, 1999 were as follows:


                                          PRUDENTIAL     PRUDENTIAL                   PRUDENTIAL    PRUDENTIAL
                                             MONEY       DIVERSIFIED   PRUDENTIAL      FLEXIBLE    CONSERVATIVE
                                            MARKET          BOND         EQUITY         MANAGED      BALANCED
                                           PORTFOLIO      PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                                          -----------   -----------    -----------    -----------   -----------
         Number of shares (rounded):        2,102,042     4,132,855      1,552,325        533,261     3,358,891
         Net asset value per share :      $     10.00   $     10.95    $     28.90    $     17.64   $     15.36
         Cost:                            $21,020,421   $45,646,113    $42,895,709    $ 9,411,230   $51,242,001


                                           PRUDENTIAL
                                              HIGH       PRUDENTIAL     PRUDENTIAL
                                              YIELD         STOCK         EQUITY       PRUDENTIAL   PRUDENTIAL
                                              BOND          INDEX         INCOME         GLOBAL      JENNISON
                                            PORTFOLIO     PORTFOLIO      PORTFOLIO      PORTFOLIO    PORTFOLIO
                                          -----------   -----------    -----------    -----------   -----------

         Number of shares (rounded):          352,917     4,698,862        744,126        719,062       210,650
         Net asset value per share:       $      7.53  $      44.45    $     19.52    $     30.98   $     32.39
         Cost:                            $ 2,748,055  $130,132,357    $15,147,463    $13,685,943   $ 4,743,085


                                          T. ROWE PRICE                    JANUS           MFS
                                          INTERNATIONAL   AIM V.I.         ASPEN        EMERGING
                                              STOCK         VALUE         GROWTH         GROWTH
                                            PORTFOLIO       FUND         PORTFOLIO       SERIES
                                          -----------   -----------    -----------    -----------
         Number of shares (rounded):              988         2,816            666            120
         Net asset value per share :      $     19.04   $     33.50    $     33.65    $     37.94
         Cost:                            $    15,485   $    89,443    $    19,043    $     3,745


NOTE 4:  CONTRACT OWNER UNIT INFORMATION

         Outstanding contract owner units (rounded), unit values and total value of contract owner equity at December 31, 1999 were as follows:


                                                                                SUBACCOUNTS
                                                 -----------------------------------------------------------------------------
                                                  PRUDENTIAL      PRUDENTIAL                      PRUDENTIAL       PRUDENTIAL
                                                     MONEY        DIVERSIFIED    PRUDENTIAL        FLEXIBLE       CONSERVATIVE
                                                    MARKET           BOND          EQUITY           MANAGED         BALANCED
                                                   PORTFOLIO       PORTFOLIO      PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                 -------------   -------------   -------------   -------------   -------------
         Contract Owner Units Outstanding
           (Pruselect I - rounded)                     290,751       4,876,997         718,417          69,687       6,224,235
         Unit Value (Pruselect I)                $     1.60147   $     2.03632   $     3.88421   $     2.92824   $     2.57655
                                                 -------------   -------------   -------------   -------------   -------------
         Contract Owner Equity (Pruselect I)     $     465,630   $   9,931,127   $   2,790,481   $     204,061   $  16,037,053
                                                 -------------   -------------   -------------   -------------   -------------
         Contract Owner Units Outstanding
           (Pruselect II - rounded)                 11,415,720      17,346,798      10,849,263       3,142,730      13,799,660
         Unit Value (Pruselect II)                   $ 1.60147       $ 2.03632   $     3.88421   $     2.92824   $     2.57655
                                                 -------------   -------------   -------------   -------------   -------------
         Contract Owner Equity (Pruselect II)    $  18,281,934   $  35,323,633   $  42,140,817   $   9,202,669   $  35,555,513
                                                 -------------   -------------   -------------   -------------   -------------
         Contract Owner Units Outstanding
           (Pruselect III - rounded)                 2,255,378               0               0               0               0
         Unit Value (Pruselect III)              $     1.00775   $      .99424   $     1.05287   $     1.03671   $     1.02714
                                                 -------------   -------------   -------------   -------------   -------------
         Contract Owner Equity (Pruselect III)   $   2,272,857   $           0   $           0   $           0   $           0
                                                 -------------   -------------   -------------   -------------   -------------
         TOTAL CONTRACT OWNER EQUITY             $  21,020,421   $  45,254,760   $  44,931,298   $   9,406,730   $  51,592,566
                                                 =============   =============   =============   =============   =============


                                      A14


NOTE 4:  CONTRACT OWNER UNIT INFORMATION (CONTINUED)

                                                                            SUBACCOUNTS (CONTINUED)
                                                  --------------------------------------------------------------------------
                                                  PRUDENTIAL
                                                     HIGH         PRUDENTIAL      PRUDENTIAL
                                                     YIELD          STOCK           EQUITY       PRUDENTIAL      PRUDENTIAL
                                                     BOND           INDEX           INCOME         GLOBAL         JENNISON
                                                   PORTFOLIO      PORTFOLIO        PORTFOLIO      PORTFOLIO       PORTFOLIO
                                                  ------------   -------------    ------------  --------------   -----------
         Contract Owner Units Outstanding
           (Pruselect I - rounded) ..............       28,956       8,211,055       1,062,378               0       394,435
         Unit Value (Pruselect I) ............... $    2.25891       $ 4.87074    $    3.46967  $      2.58864   $   3.59559
                                                  ------------   -------------    ------------  --------------   -----------
         Contract Owner Equity (Pruselect I) .... $     65,409   $  39,993,915    $  3,686,102  $            0   $ 1,418,226
                                                  ------------   -------------    ------------  --------------   -----------
         Contract Owner Units Outstanding
           (Pruselect II - rounded) .............    1,145,917      34,678,998       3,123,994       8,620,607     1,503,153
         Unit Value (Pruselect II) .............. $    2.25891   $     4.87074    $    3.46967  $      2.58864   $   3.59559
                                                  ------------   -------------    ------------  --------------   -----------
         Contract Owner Equity (Pruselect II) ... $  2,588,523   $ 168,912,381    $ 10,839,228  $   22,315,649   $ 5,404,723
                                                  ------------   -------------    ------------  --------------   -----------
         Contract Owner Units Outstanding
           (Pruselect III - rounded) ............            0               0               0               0             0
         Unit Value (Pruselect III) ............. $    1.02134   $     1.07712    $    1.07537  $      1.20743   $   1.16040
                                                  ------------   -------------    ------------  --------------   -----------
         Contract Owner Equity (Pruselect III) .. $          0   $           0    $          0  $            0   $         0
                                                  ------------   -------------    ------------  --------------   -----------
         TOTAL CONTRACT OWNER EQUITY ............ $  2,653,932   $ 208,906,296    $ 14,525,330  $   22,315,649   $ 6,822,949
                                                  ============   =============    ============  ==============   ===========


                                                                  SUBACCOUNTS (CONTINUED)
                                                 -------------------------------------------------------------
                                                 T. ROWE PRICE                       JANUS           MFS
                                                 INTERNATIONAL     AIM V.I.          ASPEN        EMERGING
                                                     STOCK           VALUE          GROWTH         GROWTH
                                                   PORTFOLIO         FUND          PORTFOLIO       SERIES
                                                  ------------   -------------    ------------  --------------
         Contract Owner Units Outstanding
           (Pruselect I - rounded) ..............            0               0               0               0
         Unit Value (Pruselect I) ............... $    1.30529   $      1.7702    $    1.28732  $      1.64532
                                                  ------------   -------------    ------------  --------------
         Contract Owner Equity (Pruselect I) .... $          0   $           0    $          0  $            0
                                                  ------------   -------------    ------------  --------------
         Contract Owner Units Outstanding
           (Pruselect II - rounded) .............       14,414          80,149          17,401           2,762
         Unit Value (Pruselect II) .............. $    1.30529   $     1.17702    $    1.28732  $      1.64532
                                                  ------------   -------------    ------------  --------------
         Contract Owner Equity (Pruselect II) ... $     18,814   $      94,337    $     22,400  $        4,545
                                                  ------------   -------------    ------------  --------------
         Contract Owner Units Outstanding
           (Pruselect III - rounded) ............            0               0               0               0
         Unit Value (Pruselect III) ............. $    1.17859   $     1.10318    $    1.13634  $      1.39445
                                                  ------------   -------------    ------------  --------------
         Contract Owner Equity (Pruselect III) .. $         0    $          0     $          0  $            0
                                                  ------------   -------------    ------------  --------------
         TOTAL CONTRACT OWNER EQUITY ............ $     18,814   $      94,337    $     22,400  $        4,545
                                                  ============   =============    ============  ==============



NOTE 5:  CHARGES AND EXPENSES

         A.   Mortality Risk and Expense Risk Charges

              The mortality risk and expense risk charges, at an effective annual rate of 0.90% for Pruselect I and Pruselect II contracts, are applied daily against the net assets representing equity of contract owners held in each subaccount and at 0.20% for Pruselect III contract owners. Mortality risk is that contract holders may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life. Pruco Life currently intends to charge only 0.60% on Pruselect I and Pruselect II contracts, but reserves the right to make the full 0.90% charge.

         B.   Partial Withdrawal Charge

              A charge is imposed by Pruco Life on partial withdrawals of the cash surrender value. A charge equal to the lesser of $15 or 2% and $25 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a Pruselect I and Pruselect II contract, and Pruselect III contract, respectively.

         C.   Expense Reimbursement

              The Account is reimbursed by Pruco Life for Pruselect I and Pruselect II contracts, on a non-guaranteed basis, for expenses incurred by the Series Fund in excess of the effective rate of 0.40% for all Zero Coupon


                                      A15

              Bond Portfolios and for the Stock Index Portfolio, 0.50% for the High Dividend Stock Portfolio, 0.55% for the Natural Resources Portfolio, and 0.65% for the High Yield Bond Portfolio of the average daily net assets of these portfolios.

         D.   Cost of Insurance and Other Related Charges

              Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions are for
              (1) transaction cost which are deducted from each premium payment to cover premium collection and processing costs; (2) state premium taxes; (3) sales charges which are deducted in order to compensate Pruco Life for the cost of selling the contract. Contracts are also subject to monthly charges for the cost of administering the contract.

NOTE 6:  TAXES

         Pruco Life is taxed as a "life insurance company" defined by the Internal Revenue Code and the results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements.

NOTE 7:  NET INCREASE (DECREASE) IN NET ASSETS RETAINED IN THE ACCOUNT

         The increase (decrease) in net assets retained in the Account represents the net contributions (withdrawals) of Pruco Life to (from) the Account. Effective October 13, 1998 Pruco Life no longer maintains a position in the Account. Previously, Pruco Life maintained a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions and expense processing.

NOTE 8:  UNIT ACTIVITY

         Transactions in units (including transfers among subaccounts) for the years ended December 31, 1999, 1998 and 1997 were as follows:


                                                                         SUBACCOUNTS
                                  -----------------------------------------------------------------------------------------
                                                 PRUDENTIAL                                      PRUDENTIAL
                                                MONEY MARKET                                  DIVERSIFIED BOND
                                                  PORTFOLIO                                       PORTFOLIO
                                  -----------------------------------------      ------------------------------------------
                                      1999          1998            1997            1999            1998            1997
                                  ----------     ----------     -----------      ----------      ----------      ----------
         Contract Owner
           Contributions:         13,870,279     11,769,929      15,281,942       5,773,771       5,686,444       4,556,760
         Contract Owner
           Redemptions:           (8,349,759)    (9,721,732)    (16,788,123)     (3,482,099)     (4,658,242)     (3,288,085)


                                                                   SUBACCOUNTS (CONTINUED)
                                  -----------------------------------------------------------------------------------------
                                                 PRUDENTIAL                                      PRUDENTIAL
                                                   EQUITY                                      FLEXIBLE MANAGED
                                                  PORTFOLIO                                       PORTFOLIO
                                  -----------------------------------------      ------------------------------------------
                                      1999          1998            1997            1999            1998            1997
                                  ----------     ----------     -----------      ----------      ----------      ----------
         Contract Owner
           Contributions:          3,528,860      2,885,417       4,465,527       1,991,070       8,590,002       4,476,620
         Contract Owner
           Redemptions:           (5,248,863)    (6,422,617)     (3,935,074)    (10,795,219)    (11,597,522)     (3,255,025)



                                                                   SUBACCOUNTS (CONTINUED)
                                  ------------------------------------------------------------------------------------------
                                                 PRUDENTIAL                                      PRUDENTIAL
                                            CONSERVATIVE BALANCED                              HIGH YIELD BOND
                                                  PORTFOLIO                                       PORTFOLIO
                                  -----------------------------------------      ------------------------------------------
                                      1999          1998            1997            1999            1998            1997
                                  ----------     ----------     -----------      ----------      ----------      ----------
         Contract Owner
           Contributions:          3,818,833     12,272,439       5,516,349         232,862         621,628       1,021,708
         Contract Owner
           Redemptions:           (3,154,189)   (14,641,165)     (2,950,237)       (494,213)       (117,717)       (879,849)


                                      A16


                                                                   SUBACCOUNTS (CONTINUED)
                                  -----------------------------------------------------------------------------------------
                                                  PRUDENTIAL                                     PRUDENTIAL
                                                  STOCK INDEX                                   EQUITY INCOME
                                                   PORTFOLIO                                      PORTFOLIO
                                  -----------------------------------------      ------------------------------------------
                                      1999          1998            1997            1999            1998            1997
                                  ----------     ----------     -----------      ----------      ----------      ----------
         Contract Owner
           Contributions:         10,380,525     12,075,930      20,876,571       3,603,113       3,556,140         679,346
         Contract Owner
           Redemptions:           (8,588,993)    (5,649,830)    (11,486,568)     (4,068,251)     (3,811,832)       (873,682)




                                                                   SUBACCOUNTS (CONTINUED)
                                  -----------------------------------------------------------------------------------------
                                                 PRUDENTIAL                                      PRUDENTIAL
                                              GLOBAL PORTFOLIO                               JENNISON PORTFOLIO
                                  -----------------------------------------      ------------------------------------------
                                      1999          1998            1997            1999            1998            1997
                                  ----------     ----------     -----------      ----------      ----------      ----------
         Contract Owner
           Contributions:          2,831,806      2,263,591      10,705,193       1,880,279       1,126,502         589,921
         Contract Owner
           Redemptions:           (1,636,224)    (2,393,156)    (14,887,428)     (1,058,268)       (524,101)       (302,690)



                                                    SUBACCOUNTS (CONTINUED)
                                  ---------------------------------------------------------
                                 T. ROWE PRICE                      JANUS            MFS
                                 INTERNATIONAL     AIM V.I.         ASPEN         EMERGING
                                      STOCK         VALUE          GROWTH          GROWTH
                                   PORTFOLIO*       FUND*        PORTFOLIO*        SERIES*
                                  ----------     ----------     -----------      ----------
                                     1999           1999            1999            1999
                                  ----------     ----------     -----------      ----------

         Contract Owner
           Contributions:             29,489         88,424          28,034               0
         Contract Owner
           Redemptions:              (15,075)        (8,275)        (10,635)         (2,762)

 * Became available on June 7, 1999 (Note 1)



NOTE  9: PURCHASES AND SALES OF INVESTMENTS

         The aggregate costs of purchases and proceeds from sales of investments in the Series Fund and the non-Prudential administered funds for the year ended December 31, 1999 were as follows:


                                   PRUDENTIAL      PRUDENTIAL                      PRUDENTIAL      PRUDENTIAL
                                      MONEY        DIVERSIFIED     PRUDENTIAL       FLEXIBLE      CONSERVATIVE
                                     MARKET           BOND           EQUITY          MANAGED       BALANCED
                                    PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO      PORTFOLIO
                                  ------------    ------------    ------------    ------------     -----------
         Purchases                $ 17,522,078    $  6,484,012    $  5,601,878    $  1,266,462     $ 7,370,428
         Sales                    $(10,291,958)   $ (2,043,966)   $(12,808,060)   $(26,737,825)    $(6,025,425)


                                   PRUDENTIAL      PRUDENTIAL      PRUDENTIAL
                                   HIGH YIELD         STOCK          EQUITY        PRUDENTIAL     PRUDENTIAL
                                      BOND            INDEX          INCOME          GLOBAL        JENNISON
                                    PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO      PORTFOLIO
                                  ------------    ------------    ------------    ------------     -----------
         Purchases                $    375,340    $ 24,405,119    $    410,034    $  4,718,947     $ 2,501,921
         Sales                    $   (972,491)   $(17,016,436)   $ (2,105,673)   $ (2,475,443)    $  (275,927)


                                  T. ROWE PRICE                       JANUS            MFS
                                  INTERNATIONAL     AIM V.I.          ASPEN         EMERGING
                                      STOCK           VALUE          GROWTH          GROWTH
                                   PORTFOLIO*         FUND*        PORTFOLIO*        SERIES*
                                  ------------    ------------    ------------    ------------
         Purchases                $     16,260    $     89,743    $     20,158    $      4,748
         Sales                    $     (1,057)   $     (1,161)   $     (1,106)   $       (974)

 * Became available on June 7, 1999 (Note 1)



                                      A17

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Contract Owners of the
Survivorship Variable Universal Life Subaccounts of
Pruco Life Variable Universal Account
and the Board of Directors of
Pruco Life Insurance Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts (Prudential Money Market Portfolio, Prudential Diversified Bond Portfolio, Prudential Equity Portfolio, Prudential Flexible Managed Portfolio, Prudential Conservative Balanced Portfolio, Prudential High Yield Bond Portfolio, Prudential Stock Index Portfolio, Prudential Equity Income Portfolio, Prudential Global Portfolio, Prudential Jennison Portfolio, T. Rowe Price International Stock Portfolio, AIM V.I. Value Fund, Janus Aspen Growth Portfolio and MFS Emerging Growth Series) of the Pruco Life Variable Universal Account at December 31, 1999, the results of each of their operations and the changes in each of their net assets for each of the three years in the period then ended (for the period June 7, 1999 through December 31, 1999 for T. Rowe Price International Stock Portfolio, AIM V.I. Value Fund, Janus Aspen Growth Portfolio and MFS Emerging Growth Series), in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Pruco Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards gnerally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 1999, provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP
New York, New York
March 17, 2000

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Financial Position
December 31, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                 1999               1998
                                                                            -----------------  -----------------
ASSETS

Fixed maturities
     Available for sale, at fair value (amortized cost, 1999: $3,084,057;       $2,998,362         $2,763,926
        1998: $2,738,654)
     Held to maturity, at amortized cost (fair value, 1999: $377,822; 1998:        388,990            410,558
        $421,845)
Equity securities - available for sale, at fair value (cost, 1999: $3,238;           4,532              2,847
     1998: $2,951)
Mortgage loans on real estate                                                       10,509             17,354
Policy loans                                                                       792,352            766,917
Short-term investments                                                             207,219            240,727
Other long-term investments                                                         77,769             42,050
                                                                            -----------------  -----------------
               Total investments                                                 4,479,733          4,244,379
Cash                                                                                76,396             89,679
Deferred policy acquisition costs                                                1,062,785            861,713
Accrued investment income                                                           68,917             61,114
Receivables from affiliate                                                          23,329                  -
Other assets                                                                        48,228             65,145
Separate Account assets                                                         16,032,449         11,490,751
                                                                            -----------------  -----------------
TOTAL ASSETS                                                                   $21,791,837        $16,812,781
                                                                            =================  =================

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Policyholders' account balances                                                 $3,116,261         $2,702,011
Future policy benefits and other policyholder liabilities                          635,978            528,779
Cash collateral for loaned securities                                               87,336             73,336
Securities sold under agreement to repurchase                                       21,151             49,708
Income taxes payable                                                               145,600            193,358
Payables to affiliate                                                                    -             66,568
Other liabilities                                                                   83,243             55,038
Separate Account liabilities                                                    16,032,449         11,490,751
                                                                            -----------------  -----------------
Total liabilities                                                               20,122,018         15,159,549
                                                                            -----------------  -----------------
Contingencies (See Footnote 12)
Stockholder's Equity
Common stock, $10 par value;
    1,000,000 shares, authorized;
    250,000 shares, issued and outstanding                                           2,500              2,500
Paid-in-capital                                                                    439,582            439,582
Retained earnings                                                                1,258,428          1,202,833

Accumulated other comprehensive (loss) income
    Net unrealized investment (losses) gains                                       (28,364)             9,902
    Foreign currency translation adjustments                                        (2,327)            (1,585)
                                                                            -----------------  -----------------
Accumulated other comprehensive (loss) income                                      (30,691)             8,317
                                                                            -----------------  -----------------
Total stockholder's equity                                                       1,669,819          1,653,232
                                                                            -----------------  -----------------
TOTAL LIABILITIES AND

     STOCKHOLDER'S EQUITY                                                     $ 21,791,837        $16,812,781
                                                                            =================  =================


                 See Notes to Consolidated Financial Statements




                                       B1

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income
Years Ended December 31, 1999, 1998 and 1997 (In Thousands)
--------------------------------------------------------------------------------


                                                               1999                1998               1997
                                                            --------------     ---------------    ---------------
REVENUES

Premiums                                                       $ 98,976            $ 82,139           $ 69,614
Policy charges and fee income                                   414,425             350,569            332,132
Net investment income                                           276,821             261,430            259,634
Realized investment (losses) gains, net                         (32,545)             44,841             10,974
Asset management fees                                            60,392              40,200             33,310
Other income                                                      1,397               1,067                491
                                                            --------------     ---------------    ---------------

Total revenues                                                  819,466             780,246            706,155
                                                            --------------     ---------------    ---------------

BENEFITS AND EXPENSES

Policyholders' benefits                                         205,042             193,739            199,537
Interest credited to policyholders' account balances            136,852             118,992            110,815
General, administrative and other expenses                      392,041             231,320            227,561
                                                            --------------     ---------------    ---------------

Total benefits and expenses                                     733,935             544,051            537,913
                                                            --------------     ---------------    ---------------

Income from operations before income taxes                       85,531             236,195            168,242
                                                            --------------     ---------------    ---------------

Income tax provision                                             29,936              84,233             61,868
                                                            --------------     ---------------    ---------------

NET INCOME                                                       55,595             151,962            106,374
                                                            --------------     ---------------    ---------------

Other comprehensive (loss) income, net of tax:

     Unrealized gains (losses) on securities, net of
       reclassification adjustment                              (38,266)             (7,227)              3,025

     Foreign currency translation adjustments                      (742)              2,980              (2,863)
                                                            --------------     ---------------    ---------------

Other comprehensive (loss) income                               (39,008)             (4,247)               162
                                                            --------------     ---------------    ---------------

TOTAL COMPREHENSIVE INCOME                                     $ 16,587            $147,715           $106,536
                                                            ==============     ===============    ===============


                 See Notes to Consolidated Financial Statements




                                       B2

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity
Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------



                                                                                  Accumulated
                                                                                     other             Total
                                    Common         Paid-in-       Retained       comprehensive     stockholder's
                                      stock         capital       earnings       income (loss)        equity
                                    ------------- ------------ ---------------- ---------------- -------------------
                                    ------------- ------------ ---------------- ---------------- -------------------
Balance, January 1, 1997               $ 2,500     $ 439,582        $944,497            $12,402        $1,398,981

    Net income                               -             -         106,374                  -           106,374

    Change in foreign currency               -             -               -             (2,863)           (2,863)
        translation adjustments,
        net of taxes

    Change in net unrealized
        investment gains, net of             -             -               -              3,025             3,025
        reclassification
        adjustment and taxes
                                    ------------- ------------ ---------------- ---------------- -------------------

Balance, December 31, 1997               2,500       439,582       1,050,871             12,564         1,505,517

   Net income                                -             -         151,962                  -           151,962
    Change in foreign currency
         translation adjustments,            -             -               -              2,980             2,980
         net of taxes

    Change in net unrealized
        investment losses, net of            -             -               -             (7,227)           (7,227)
        reclassification
        adjustment and taxes
                                    ------------- ------------ ---------------- ---------------- -------------------

Balance, December 31, 1998               2,500       439,582       1,202,833              8,317         1,653,232

    Net income                               -             -          55,595                  -            55,595

    Change in foreign currency
        translation adjustments,             -             -               -               (742)             (742)
        net of taxes

    Change in net unrealized
        investment losses, net of            -             -               -            (38,266)          (38,266)
        reclassification
        adjustment and taxes
                                    ------------- ------------ ---------------- ---------------- -------------------

Balance,  December 31, 1999            $ 2,500     $ 439,582     $ 1,258,428         $ (30,691)        $1,669,819
                                    ============= ============================= ================ ===================



                 See Notes to Consolidated Financial Statements




                                       B3

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------


                                                                   1999               1998                 1997
                                                             -----------------  -------------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $    55,595          $   151,962          $   106,374
Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Policy charges and fee income                                 (83,961)             (29,827)             (40,783)
     Interest credited to policyholders' account balances          136,852              118,992              110,815
     Realized investment (gains) losses, net                        32,545              (44,841)             (10,974)
     Amortization and other non-cash items                          75,037               19,655              (26,405)
     Change in:
         Future policy benefits and other policyholders'
           liabilities                                             107,199               61,095               34,907
         Accrued investment income                                  (7,803)               5,886               (4,890)
         Payable to affiliate                                      (89,897)              (3,807)              20,547
         Policy loans                                              (25,435)             (62,962)             (64,173)
         Deferred policy acquisition costs                        (201,072)            (206,471)             (22,083)
         Income taxes payable                                      (47,758)             (16,828)              68,417
         Other, net                                                 45,122              (43,675)              34,577
                                                             -----------------  -------------------   ---------------
Cash Flows (Used In) From Operating Activities                      (3,576)             (50,821)             206,329
                                                             -----------------  -------------------   ---------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
               Available for sale                                3,076,848            5,429,396            2,828,665
               Held to maturity                                     45,841               74,767              138,626
         Equity securities                                           5,209                4,101                6,939
         Mortgage loans on real estate                               6,845                5,433               24,925
         Other long-term investments                                   385               33,428              (10,618)
     Payments for the purchase of:
         Fixed maturities:
               Available for sale                               (3,452,289)          (5,617,208)          (3,141,785)
               Held to maturity                                    (24,170)            (145,919)             (70,532)
         Equity securities                                          (5,110)              (2,274)              (4,594)
         Other long-term investments                               (39,094)                (409)                 (51)
     Cash collateral for loaned securities, net                     14,000              (70,085)             143,421
     Securities sold under agreement to repurchase, net            (28,557)              49,708                   --
     Short-term investments, net                                    33,580               75,771             (147,030)
                                                             -----------------  -------------------   ---------------
Cash Flows Used In Investing Activities                           (366,512)            (163,291)            (232,034)
                                                             -----------------  -------------------   ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account balances:
          Deposits                                               3,448,370            3,098,764            2,099,600
          Withdrawals                                           (3,091,565)          (2,866,331)          (2,076,303)
                                                             -----------------  -------------------   ---------------
Cash Flows From (Used in) Financing Activities                     356,805              232,433               23,297
                                                             -----------------  -------------------   ---------------
     Net increase (decrease) in Cash                               (13,283)              18,321               (2,408)
     Cash, beginning of year                                        89,679               71,358               73,766
                                                             -----------------  -------------------   ---------------
CASH, END OF PERIOD                                            $    76,396          $    89,679          $    71,358
                                                             =================  ===================   ===============

SUPPLEMENTAL CASH FLOW INFORMATION

     Income taxes paid (received)                              $    55,144          $    99,810          $    (7,904)
                                                             =================  ===================   ===============


                 See Notes to Consolidated Financial Statements


                                       B4

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


1.  BUSINESS

Pruco Life Insurance Company ("the Company") is a stock life insurance company, organized in 1971 under the laws of the state of Arizona. The Company is licensed to sell individual life insurance, variable life insurance, variable annuities, fixed annuities, and a group annuity program ("the Contracts") in the District of Columbia, Guam and in all states and territories except New York. In addition, the Company markets individual life insurance through its branch office in Taiwan. The Company has two wholly owned subsidiaries, Pruco Life Insurance Company of New Jersey ("PLNJ") and The Prudential Life Insurance Company of Arizona ("PLICA"). PLNJ is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell individual life insurance, variable life insurance, fixed annuities, and variable annuities only in the states of New Jersey and New York. PLICA is a stock life insurance company organized in 1988 under the laws of the state of Arizona. PLICA had no new business sales in 1997, 1998 or 1999 and at this time will not be issuing new business.

The Company is a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the state of New Jersey. Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, Prudential's Board of Directors authorized management to take the preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by Prudential's Board of Directors, a public hearing and review and approval by two-thirds of the qualified policyholders who vote on the plan, review and approved by the New Jersey Department of Banking and Insurance. Prudential's management is in the process of developing a proposed plan of demutualization, although there can be no assurance that Prudential's Board of Directors will approve such a plan.

Prudential intends to make additional capital contributions to the Company, as needed, to enable it to comply with its reserve requirements and fund expenses in connection with its business. Generally, Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Contracts.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products, and individual and group annuities.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. ("GAAP"). The Company has extensive transactions and relationships with Prudential and other affiliates, as more fully described in Footnote 14. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs ("DAC") and future policy benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Investments

Fixed maturities classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity". The amortized cost of fixed maturities is written down to estimated fair value if a decline in value is considered to be other than temporary. Unrealized gains and losses on fixed maturities "available for sale", including the effect on deferred policy acquisition costs and policyholders' account balances that would result from the realization of unrealized gains and losses, net of income taxes, are included in a separate component of equity, "Accumulated other comprehensive income."


                                       B5

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity securities, available for sale, comprised of common and non-redeemable preferred stock, are carried at estimated fair value. The associated unrealized gains and losses, net of income tax, the effects on deferred policy acquisition costs and on policyholders' account balances that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Accumulated other comprehensive income."

Mortgage loans on real estate are stated primarily at unpaid principal balances, net of unamortized discounts and an allowance for losses. The allowance for losses includes a loan specific reserve for impaired loans and a portfolio reserve for incurred but not specifically identified losses. Impaired loans include those loans for which a probability exists that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on impaired loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as revenue, according to management's judgment as to the collectibility of principal. Management discontinues accruing interest on impaired loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has serious doubts about collectibility. When a loan is recognized as impaired, any accrued but uncollectible interest is reversed against interest income of the current period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors.

Policy loans are carried at unpaid principal balances.

Short-term investments, including highly liquid debt instruments purchased with an original maturity of twelve months or less, are carried at amortized cost, which approximates fair value.

Other long-term investments represent the Company's investments in joint ventures and partnerships in which the Company does not have control. These investments are recorded using the equity method of accounting, reduced for other than temporary declines in value. The Company's investment in the Separate Accounts are included on this line.

Realized investment gains, net are computed using the specific identification method. Costs of fixed maturity and equity securities are adjusted for impairments considered to be other than temporary.

Cash

Cash includes cash on hand, amounts due from banks, and money market instruments.

Deferred Policy Acquisition Costs
The costs which vary with and that are related primarily to the production of new insurance business are deferred to the extent that they are deemed recoverable from future profits. Such costs include certain commissions, costs of policy issuance and underwriting, and certain variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income".

Policy acquisition costs related to interest-sensitive products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 15 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised.



                                       B6

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities loaned
Securities loaned are treated as financing arrangements and are recorded at the amount of cash received as collateral. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Non-cash collateral received is not reflected in the consolidated statements of financial position because the debtor typically has the right to redeem the collateral on short notice. Substantially all of the Company's securities loaned are with large brokerage firms.

Securities sold under agreements to repurchase
Securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently reacquired, including accrued interest, as specified in the respective agreements. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure.

Securities lending and securities repurchase agreements are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less). Securities loaned are collateralized principally by U.S. Government and mortgage-backed securities. Securities sold under repurchase agreements are collateralized principally by cash. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Separate Account Assets and Liabilities
Separate Account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders and other customers. Separate Account assets include common stocks, fixed maturities, real estate related securities, and short-term investments. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for Separate Accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income".

Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life Modified Guaranteed Annuity Account. The Pruco Life Modified Guaranteed Annuity Account is a non-unitized Separate Account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life Modified Guaranteed Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain or loss is borne, in total, by the Company.

Insurance Revenue and Expense Recognition
Premiums from insurance policies are generally recognized when due. Benefits are recorded as an expense when they are incurred. For traditional life insurance contracts, a liability for future policy benefits is recorded using the net level premium method. For individual annuities in payout status, a liability for future policy benefits is recorded for the present value of expected future payments based on historical experience.

Premiums from non-participating group annuities with life contingencies are generally recognized when due. For single premium immediate annuities, premiums are recognized when due with any excess profit deferred and recognized in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.



                                       B7

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amounts received as payment for interest-sensitive life, individual annuities and guaranteed investment contracts are reported as deposits to "Policyholders' account balances". Revenues from these contracts reflected as "Policy charges and fee income" consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. In addition, interest earned from the investment of these account balances is reflected in "Net investment income". Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of deferred policy acquisition costs.

Foreign Currency Translation Adjustments
Assets and liabilities of the Taiwan branch are translated to U.S. dollars at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate prevailing during the period. Cumulative translation adjustments arising from the use of differing exchange rates from period to period are charged or credited directly to "Other comprehensive income". The cumulative effect of changes in foreign exchange rates are included in "Accumulated other comprehensive income".

Asset Management Fees
The Company receives asset management fee income from policyholder account balances invested in The Prudential Series Fund ("PSF"), which are a portfolio of mutual fund investments related to the Company's Separate Account products.

Derivative Financial Instruments
Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, various financial indices or the value of securities or commodities. Derivative financial instruments used by the Company include futures, currency swaps and options contracts and can be exchange-traded or contracted in the over-the-counter market. The Company uses derivative financial instruments to seek to reduce market risk from changes in interest rates or foreign currency exchange rates, and to alter interest rate or currency exposures arising from mismatches between assets and liabilities. All derivatives used by the Company are for other than trading purposes.

To qualify as a hedge, derivatives must be designated as hedges for existing assets, liabilities, firm commitments or anticipated transactions which are identified and probable to occur, and effective in reducing the market risk to which the Company is exposed. The effectiveness of the derivatives must be evaluated at the inception of the hedge and throughout the hedge period.

When derivatives qualify as hedges, the changes in the fair value or cash flows of the derivatives and the hedged items are recognized in earnings in the same period. If the Company's use of derivatives does not meet the criteria to apply hedge accounting, the derivatives are recorded at fair value in "Other liabilities" in the Consolidated Statements of Financial Position, and changes in their fair value are recognized in earnings in "Realized investment gains, net" without considering changes in the hedged assets or liabilities. Cash flows from derivative assets and liabilities are reported in the operating activities section in the Consolidated Statements of Cash Flows.

Income Taxes
The Company and its subsidiaries are members of the consolidated federal income tax return of Prudential and files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.


                                       B8

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 does not apply to most traditional insurance contracts. However, certain hybrid contracts that contain features which may affect settlement amounts similarly to derivatives may require separate accounting for the "host contract" and the underlying "embedded derivative" provisions. The latter provisions would be accounted for as derivatives as specified by the statement.

SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the foreign currency translation adjustment. For all other derivatives not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. The Company is required to adopt this Statement, as amended, as of January 1, 2001 and is currently assessing the effect of the new standard.

In October 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" ("SOP 98-7"). This statement provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

Reclassifications

Certain amounts in the prior years have been reclassified to conform to current year presentation.


                                       B9

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


3.  INVESTMENTS

Fixed Maturities and Equity Securities:

The following tables provide additional information relating to fixed maturities and equity securities as of December 31,:



                                                                              1999
                                                 --------------------------------------------------------------
                                                                        Gross         Gross
                                                  Amortized           Unrealized     Unrealized       Estimated
                                                     Cost                Gains         Losses        Fair Value
                                                  ----------          ----------      ----------     ----------
                                                                         (In Thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of
     U.S. government corporations and agencies    $  113,172          $        2      $    2,052     $  111,122

Foreign government bonds                              92,725               1,718           1,455         92,988

Corporate securities                               2,876,602               8,013          92,075      2,792,540

Mortgage-backed securities                             1,558                 157               3          1,712

                                                  ----------          ----------      ----------     ----------
Total fixed maturities available for sale         $3,084,057          $    9,890      $   95,585     $2,998,362
                                                  ==========          ==========      ==========     ==========

Fixed maturities held to maturity

Corporate securities                              $  388,990          $    1,832      $   13,000     $  377,822
                                                  ----------          ----------      ----------     ----------
Total fixed maturities held to maturity           $  388,990          $    1,832      $   13,000     $  377,822
                                                  ==========          ==========      ==========     ==========

Equity securities available for sale              $    3,238          $    1,373      $       79     $    4,532
                                                  ==========          ==========      ==========     ==========


                                                                                     1998
                                                      ----------------------------------------------------------------
                                                                        Gross            Gross
                                                      Amortized      Unrealized       Unrealized            Estimated
                                                         Cost           Gains            Losses            Fair Value
                                                      ----------      ----------       ----------          ----------
                                                                             (In Thousands)
  Fixed maturities available for sale
  U.S. Treasury securities and obligations of
    U.S government corporation and agencies           $  110,294      $      864       $      319          $  110,839

Foreign government bonds                                  87,112           2,003              696              88,419

Corporate securities                                   2,540,498          30,160            6,896           2,563,762

Mortgage-backed securities                                   750             156               --                 906

                                                      ----------      ----------       ----------          ----------
Total fixed maturities available for sale             $2,738,654      $   33,183       $    7,911          $2,763,926
                                                      ==========      ==========       ==========          ==========

Fixed maturities held to maturity

Corporate securities                                  $  410,558      $   11,287       $       --          $  421,845

                                                      ----------      ----------       ----------          ----------
Total fixed maturities held to maturity               $  410,558      $   11,287       $       --          $  421,845
                                                      ==========      ==========       ==========          ==========

Equity securities available for sale                  $    2,951      $      168       $      272          $    2,847
                                                      ==========      ==========       ==========          ==========



                                      B10

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


3.  INVESTMENTS (continued)
The amortized cost and estimated fair value of fixed maturities, categorized by contractual maturities at December 31, 1999 are shown below:


                                            Available for Sale                     Held to Maturity
                                    ------------------------------------  ------------------------------------
                                       Amortized       Estimated Fair         Amortized       Estimated Fair
                                          Cost              Value               Cost               Value
                                    ----------------- ------------------   ---------------- -------------------
                                              (In Thousands)                         (In Thousands)

Due in one year or less                $  178,298          $  175,638          $  18,369          $  18,296

Due after one year through five         1,144,552           1,118,150            178,893            178,624
years

Due after five years through ten        1,326,637           1,283,515            175,549            165,341
years

Due after ten years                       433,012             419,347             16,179             15,561

Mortgage-backed securities                  1,558               1,712                  -                  -
                                    ---------------- -------------------  ----------------- ------------------
Total                                  $3,084,057          $2,998,362          $ 388,990          $ 377,822
                                    ================ ===================  ================= ==================


Actual maturities will differ from contractual maturities because, in certain circumstances, issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities available for sale during 1999, 1998, and 1997 were $2,950.4 million, $5,327.3 million, and $2,796.3 million, respectively. Gross gains of $13.1 million, $46.3 million, and $18.6 million and gross losses of $31.1 million, $14.1 million, and $7.9 million were realized on those sales during 1999, 1998, and 1997, respectively. During the years ended December 31, 1999, 1998, and 1997, there were no securities classified as held to maturity that were sold.

Proceeds from the maturity of fixed maturities available for sale during 1999, 1998, and 1997 were $126.5 million, $102.1 million, and $32.4 million, respectively

Writedowns for impairments of fixed maturities which were deemed to be other than temporary were $11.2 million, $2.8 million and $0.1 million for the years 1999, 1998 and 1997, respectively.

Mortgage Loans on Real Estate

The Company's mortgage loans were collateralized by the following property types at December 31, 1999 and 1998.



                                                       1999                             1998
                                             ----------------------------     ---------------------------
                                                                   (In Thousands)

                 Retail stores                    $ 6,518        62.0%            $ 7,356        42.4%

                 Apartment complexes                    -            -              5,988        34.5%

                 Industrial buildings               3,991        38.0%              4,010        23.1%

                                             ----------------------------     ---------------------------
                       Net carrying value         $10,509       100.0%            $17,354       100.0%
                                             ============================     ===========================

The largest concentration of mortgage loans are in the states of Washington (51%), New Jersey (38%), and North Dakota (11%).

Special Deposits and Restricted Assets
Fixed maturities of $8.2 million and $8.6 million at December 31, 1999 and 1998, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. Equity securities restricted as to sale were $.3 million and $2.5 million at December 31, 1999 and 1998, respectively.




                                      B11

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
3.  INVESTMENTS (continued)

Other Long-Term Investments

The Company's "Other long-term investments" of $77.8 million and $42.0 million as of December 31, 1999 and 1998, respectively, are comprised of joint ventures, limited partnerships, and the Company's investment in the Separate Accounts. Joint ventures, limited partnerships and other totaled $32.8 million and $1.0 million at December 31, 1999 and 1998, respectively. The Company's share of net income from the joint ventures was $0.3 million, $0.1 million and $2.2 million for the years ended December 31, 1999, 1998 and 1997, respectively, and is reported in "Net investment income." The Company's investment in the Separate Accounts was $45.0 million and $41.0 million at December 31, 1999 and 1998, respectively.

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:



                                                              1999                1998               1997
                                                          ----------------   -----------------  -----------------
                                                                             (In Thousands)

  Fixed maturities - available for sale                        $188,236            $179,184          $ 161,140
  Fixed maturities - held to maturity                            29,245              26,128             26,936
  Equity securities                                                   -                  14                 76
  Mortgage loans on real estate                                   2,825               1,818              2,585
  Policy loans                                                   42,422              40,928             37,398
  Short-term investments                                         19,208              23,110             22,011
  Other                                                           4,432               6,886             14,920
                                                          ----------------   -----------------  -----------------
  Gross investment income                                       286,368             278,068            265,066
       Less:  investment expenses                                (9,547)            (16,638)            (5,432)
                                                          ----------------   -----------------  -----------------
  Net investment income                                        $276,821            $261,430          $ 259,634
                                                          ================   =================  =================


Realized investment gains (losses), net including charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:



                                                              1999                1998               1997
                                                          ----------------   -----------------  -----------------
                                                                             (In Thousands)

  Fixed maturities - available for sale                       $ (29,192)            $29,330             $9,039
  Fixed maturities - held to maturity                               102                 487                821
  Equity securities                                                 392               3,489                  8
  Mortgage loans on real estate                                       -                   -                797
  Derivative instruments                                         (1,557)             12,414                  -
  Other                                                          (2,290)               (879)               309
                                                          ----------------   -----------------  -----------------
  Realized investment (losses) gains, net                     $ (32,545)            $44,841            $10,974
                                                          ================   =================  =================






                                      B12

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on securities available for sale are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income". Changes in these amounts include reclassification adjustments to avoid including in "Other Comprehensive income
(loss)", those items that are included as part of "Net income" for a period that also had been part of "Other Comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, net of tax, are as follows:



                                                                                                                     Accumulated
                                                                                                                        other
                                                                                                                     comprehensive
                                                                                                                     income (loss)
                                                                        Deferred                        Deferred     related to net
                                                      Unrealized        policy        Policyholders'   income tax     unrealized
                                                     gains(losses)    acquisition       Account        (liability)    investment
                                                     investments        costs           Balances        benefit      gains(losses)
                                                      ---------        ---------        ---------       ---------      ---------
                                                                                   (In Thousands)
Balance,  January 1, 1997                             $  26,930        $  (7,893)       $   2,451        $  (7,384)       $  14,104

Net investment gains (losses) on
investments arising during the period                    21,338               --               --           (7,445)          13,893

Reclassifications adjustment for
gains included in net income                            (10,277)              --               --            3,585           (6,692)

Impact of net unrealized investment
gains on deferred policy acquisition
costs                                                        --           (8,412)              --            2,944           (5,468)

Impact of net unrealized investment
gains on policyholders' account
balances                                                     --               --            1,292               --            1,292
                                                      ---------        ---------        ---------        ---------        ---------

Balance,  December 31, 1997                              37,991          (16,305)           3,743           (8,300)          17,129

Net investment gains (losses) on
investments arising during the period                    22,801               --               --           (7,588)          15,213

Reclassifications adjustment for
gains included in net income                            (35,623)              --               --           11,855          (23,768)

Impact of net unrealized investment
gains on deferred policy acquisition
costs                                                        --            3,190               --           (1,048)           2,142

Impact of net unrealized investment
gains on policyholders' account
balances                                                     --               --           (1,063)             249             (814)
                                                      ---------        ---------        ---------        ---------        ---------

Balance,  December 31, 1998                              25,169          (13,115)           2,680           (4,832)           9,902

Net investment gains (losses) on
investments arising during the period                  (138,268)              --               --           47,785          (90,483)

Reclassifications adjustment for
gains included in net income                             28,698               --               --           (9,970)          18,728

Impact of net unrealized investment
gains on deferred policy acquisition                         --           53,407               --          (16,283)          37,124
costs

Impact of net unrealized investment
gains on policyholders' account                              --               --           (5,712)           2,077           (3,635)
balances
                                                      ---------        ---------        ---------        ---------        ---------

Balance,  December 31, 1999                           $ (84,401)       $  40,292        $  (3,032)       $  18,777        $ (28,364)
                                                      =========        =========        =========        =========        =========




                                      B13

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


4.  DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs for the year ended December 31, 1999, are as follows:



                                                                                           1999
                                                                                     -----------------
                                                                                      (In Thousands)

Balance, beginning of year                                                                $ 861,713
Capitalization on commissions, sales and issue expenses                                     242,373
Amortization                                                                               (96,451)
Change in unrealized investment gains                                                        53,407
Foreign currency translation                                                                  1,743
                                                                                     -----------------
Balance, end of year                                                                     $1,062,785
                                                                                     =================


5.  POLICYHOLDERS' LIABILITIES

Future policy benefits and other policyholder liabilities at December 31 are as follows:



                                                          1999                     1998
                                                   -------------------      -------------------
                                                                 (In Thousands)

         Life insurance                                     $ 587,162                $ 500,429
         Annuities                                             48,816                   28,350
                                                   -------------------      -------------------
                                                            $ 635,978                $ 528,779
                                                   ===================      ===================


Life insurance liabilities include reserves for death benefits. Annuity liabilities include reserves for immediate annuities.

The following table highlights the key assumptions generally utilized in calculating these reserves:



           Product                       Mortality               Interest Rate          Estimation Method
-------------------------------   -------------------------   --------------------   -------------------------
Life insurance - Domestic         Generally rates guaranteed     2.5% to 7.5%        Net level premium based
                                  in calculating cash                                on the non-forfeiture interest
                                  surrender values                                   rate

Life insurance - International    Generally rates guaranteed     2.5% to 7.5%        Net level premium based
                                  in calculating cash                                on the expected investment
                                  surrender values                                   return

Individual immediate annuities    1983 Individual Annuity        3.5% to 11.0%       Present value of
                                  Mortality Table with                               expected future payment
                                  certain modifications                              based on historical
                                                                                     experience




                                      B14

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


5.  POLICYHOLDERS' LIABILITIES (continued)

Policyholders' account balances at December 31, are as follows:



                                                          1999                     1998
                                                   -------------------      -------------------
                                                                 (In Thousands)

         Interest-sensitive life contracts                 $1,383,795               $1,392,649
         Individual annuities                               1,147,722                1,077,996
         Guaranteed investment contracts                      584,744                  231,366
                                                   -------------------      -------------------
                                                           $3,116,261               $2,702,011
                                                   ===================      ===================


Policyholders' account balances for interest-sensitive life, individual annuities, and guaranteed investment contracts are equal to policy account values plus unearned premiums. The policy account values represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges.

Certain contract provisions that determine the policyholder account balances are as follows:



            Product                            Interest Rate                Withdrawal / Surrender Charges
---------------------------------   ------------------------------------  ------------------------------------
Interest sensitive life                         4.0% to 6.5 %             Various up to 10 years

Individual annuities                            3.0% to 5.6%              0% to 8% for up to 8 years

Guaranteed investment contracts                5.02% to 7.32%             Subject to market value withdrawal
                                                                          provisions for any funds withdrawn
                                                                          other than for benefit responsive
                                                                          and contractual payments


6.  REINSURANCE

The Company participates in reinsurance, with Prudential and other companies, in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Reinsurance ceded arrangements do not discharge the Company or the insurance subsidiaries as the primary insurer, except for cases involving a novation. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote.




                                      B15

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


6.  REINSURANCE (continued)

Reinsurance amounts included in the Consolidated Statements of Operations for the year ended December 31 are below.



                                                          1999               1998               1997
                                                    ----------------   ----------------   ----------------
                                                                       (In Thousands)

        Reinsurance premiums assumed                        1,778              1,395              1,369
        Reinsurance premiums ceded - affiliated            (6,882)            (6,532)              (686)
        Reinsurance premiums ceded - unaffiliated          (1,744)            (2,819)            (3,038)
                                                    ================   ================   ================

        Policyholders' benefits ceded                      $4,228             $4,044             $3,912
                                                    ================   ================   ================


Reinsurance recoverables, included in "Other assets" in the Company's Consolidated Statements of Financial Position, at December 31 include amounts recoverable on unpaid and paid losses and were as follows:



                                                              1999                 1998
                                                       -------------------   -----------------
                                                                    (In Thousands)

         Life insurance - affiliated                            $ 6,653             $ 4,155
         Life insurance - unaffiliated                            2,625               2,326
         Other reinsurance - affiliated                          15,600              21,650
                                                       -------------------   -----------------
                                                                $24,878             $28,131
                                                       ===================   =================


7.  EMPLOYEE BENEFIT PLANS

Pension and Other Postretirement Plans

The Company has a non-contributory defined benefit pension plan which covers substantially all of its Taiwanese employees. This plan was established as of September 30, 1998 and the projected benefit obligation and related expenses at December 31, 1999 were not material to the Consolidated Statements of Financial Position or results of operations for the years presented. All other employee benefit costs are allocated to the Company by Prudential in accordance with the service agreement described in Footnote 14.




                                      B16

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


8.  INCOME TAXES

The components of income taxes for the years ended December 31, are as follows:



                                                             1999                1998               1997
                                                         ----------------   -----------------  -----------------
                                                                            (In Thousands)
     Current tax expense (benefit):
        U.S.                                                $ (14,093)             $67,272            $71,989
        State and local                                            378               2,496              1,337
        Foreign                                                     15                   -                  -
                                                         ----------------   -----------------  -----------------
        Total                                                 (13,700)              69,768             73,326
                                                         ----------------   -----------------  -----------------


     Deferred tax expense (benefit):
        U.S.                                                    42,320              14,059           (11,458)
        State and local                                          1,316                 406                  -
                                                         ----------------   -----------------  -----------------
        Total                                                   43,636              14,465           (11,458)
                                                         ----------------   -----------------  -----------------

      Total income tax expense                                 $29,936             $84,233            $61,868
                                                         ================   =================  =================


The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:



                                                             1999                1998               1997
                                                         ----------------   -----------------  -----------------
                                                                           (In Thousands)

     Expected federal income tax expense                       $29,936             $82,668            $58,885
     State and local income taxes                                1,101               1,886                869
     Dividends received deduction                              (1,010)               (199)                  -
     Other                                                        (91)               (122)              2,114
                                                         ----------------   -----------------  -----------------
     Total income tax expense                                  $29,936             $84,233            $61,868
                                                         ================   =================  =================

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:



                                                              1999                     1998
                                                         ------------------      -------------------
                                                                     (In Thousands)
              Deferred tax assets
                   Insurance reserves                           $ 93,949                 $ 93,564
                   Net unrealized (gains) losses on
                       securities                                 31,132                   (9,061)
                   Other                                           2,502                        -
                                                         ------------------      -------------------
                   Deferred tax assets                           127,583                   84,503
                                                         ------------------      -------------------

              Deferred tax liabilities
                   Deferred acquisition costs                    299,683                  224,179
                   Net investment gains                              110                    3,180
                   Other                                               -                    5,978
                                                         ------------------      -------------------
                   Deferred tax liabilities                      299,793                  233,337
                                                         ------------------      -------------------

              Net deferred tax liability                        $172,210                 $148,834
                                                         ==================      ===================



                                      B17

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


8.  INCOME TAXES (continued)

Management believes that based on its historical pattern of taxable income, the Company and its subsidiaries will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 1999 and 1998, respectively, the Company and its subsidiaries had no federal or state operating loss carryforwards for tax purposes.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1992. The Service has begun their examination of the years 1993 through 1995.

9.  EQUITY

Reconciliation of Statutory Surplus and Net Income

Accounting practices used to prepare statutory financial statements for regulatory purposes differ in certain instances from GAAP. The following table reconciles the Company's statutory net income and surplus as of and for the years ended December 31, determined in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance and the New Jersey Department of Banking and Insurance with net income and equity determined using GAAP.



                                                              1999               1998               1997
                                                          ----------------   ----------------   ----------------
                                                                            (In Thousands)
Statutory net (loss) income                                  $ (82,291)         $ (33,097)           $ 12,778

Adjustments to reconcile to net income on a GAAP basis:

     Statutory income of subsidiaries                            20,221             18,953             18,553
     Amortization and capitalization of deferred
        acquisition costs                                       145,921            202,375             38,003
     Deferred premium                                               639              2,625              1,144
     Insurance revenue and expenses                              45,915            (24,942)            26,517
     Income taxes                                               (43,644)           (21,805)            11,956
     Valuation of investments                                   (24,908)            20,077                506
     Asset management fees                                      (13,503)                 -                  -
     Other, net                                                   7,245            (12,224)            (3,083)
                                                          ----------------   ----------------   ----------------
GAAP net income                                                $ 55,595           $151,962           $106,374
                                                          ================   ================   ================


                                                               1999               1998
                                                          -----------------  -----------------
                                                                    (In Thousands)
  Statutory surplus                                             $889,186           $931,164

  Adjustments to reconcile to equity on a GAAP basis:

       Valuation of investments                                  (38,258)           117,254
       Deferred acquisition costs                              1,062,785            861,713
       Deferred premium                                          (16,539)           (15,625)
       Insurance liabilities                                     (54,927)          (133,811)
       Income taxes                                             (150,957)          (123,343)
       Asset management fees                                     (13,503)                 -
       Other, net                                                 (7,968)            15,880
                                                          -----------------  -----------------
  GAAP stockholder's equity                                   $1,669,819         $1,653,232
                                                          =================  =================





                                      B18

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined using available information and valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the estimated fair values (for all other financial instruments presented in the table, the carrying value approximates estimated fair value).

Fixed maturities and Equity securities

Estimated fair values for fixed maturities and equity securities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement securities is based on amounts estimated by management.

Mortgage loans on real estate

The estimated fair value of the mortgage loan portfolio is primarily based upon the present value of the scheduled future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage.

Policy loans

The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayments.

Investment contracts

For guaranteed investment contracts, estimated fair values are derived by using discounted projected cash flows based on interest rates being offered for similar contracts, with maturities consistent with those remaining for the contracts being valued. Estimated fair values for individual deferred annuities are derived using the policyholder's account balance.

Derivative financial instruments

The fair value of futures is estimated based on market quotes for transactions with similar terms.

The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31:



                                                      1999                                   1998
                                           ----------------------------------     --------------------------------
                                             Carrying          Estimated            Carrying        Estimated
                                              Value           Fair Value             Value         Fair Value

                                           ----------------  ----------------     --------------- ----------------
                                                                      (In Thousands)
Financial Assets:
     Fixed maturities:  Available for sale    $2,998,362        $2,998,362          $2,763,926       $2,763,926
     Fixed maturities:  Held to maturity         388,990           377,822             410,558          421,845
     Equity securities                             4,532             4,532               2,847            2,847
     Mortgage loans on real estate                10,509            11,550              17,354           19,465
     Policy loans                                792,352           761,232             766,917          806,099
     Short-term investments                      207,219           207,219             240,727          240,727
     Cash                                         76,396            76,396              89,679           89,679
     Separate Account assets                  16,032,449        16,032,449          11,490,751       11,490,751
     Derivatives                                      38                38                   -                -

Financial Liabilities:
     Investment contracts                     $1,282,964        $1,277,317           $ 835,034        $ 839,105
     Cash collateral for loaned securities        87,336            87,336              73,336           73,336
     Securities sold under repurchase
        agreements                                21,151            21,151              49,708           49,708
     Separate Account liabilities             16,032,449        16,032,449          11,490,751       11,490,751
     Derivatives                                   5,012             5,243               1,723            2,374


                                      B19

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


11.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

Futures & Options

The Company uses exchange-traded Treasury futures and options to reduce market risk from changes in interest rates and to manage the duration of assets and the duration of liabilities supported by those assets. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange. The fair value of futures and options is estimated based on market quotes for a transaction with similar terms.

Under exchange-traded futures, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Treasury futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.

If futures meet hedge accounting criteria, changes in their fair value are deferred and recognized as an adjustment to the carrying value of the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are amortized as a yield adjustment over the remaining lives of the hedged item. Futures that do not qualify as hedges are carried at fair value with changes in value reported in current period earnings. The notional value of futures contracts was $122.1 million and $40.8 million at December 31, 1999 and 1998, respectively. The fair value of futures contracts was $(2.0) million at December 31, 1999 and immaterial at December 31, 1998.

When the Company anticipates a significant decline in the stock market which will correspondingly affect its diversified portfolio, it may purchase put index options where the basket of securities in the index is appropriate to provide a hedge against a decrease in the value of the equity portfolio or a portion thereof. This strategy effects an orderly sale of hedged securities. When the Company has large cash flows which it has allocated for investment in equity securities, it may purchase call index options as a temporary hedge against an increase in the price of the securities it intends to purchase. This hedge permits such investment transactions to be executed with the least possible adverse market impact.

Option premium paid or received is reported as an asset or liability and amortized into income over the life of the option. If options meet the criteria for hedge accounting, changes in their fair value are deferred and recognized as an adjustment to the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are recognized as an adjustment to interest income or expense of the hedged item. If the options do not meet the criteria for hedge accounting, they are fair valued, with changes in fair value reported in current period earnings. The fair value of options was immaterial at December 31, 1999 and 1998.

Currency Derivatives

The Company uses currency swaps to reduce market risk from changes in currency values of investments denominated in foreign currencies that the Company either holds or intends to acquire and to manage the currency exposures arising from mismatches between such foreign currencies and the US Dollar.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

If currency swaps are effective as hedges of foreign currency translation and transaction exposures, gains or losses are recorded in "Accumulated Other Comprehensive Income". If currency swaps do not meet hedge accounting criteria, gains or losses from those derivatives are recognized in current period earnings.

The notional value and fair value of the currency swaps $31.0 million and $(3.2) million and $40.5 million and $(2.3) million, respectively, at December 31, 1999 and 1998.



                                      B20

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


11.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continued)

Credit Risk

The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. All of the net credit exposure for the Company from derivative contracts are with investment grade counterparties. As of December 31, 1999, 80% of notional consisted of interest rate derivatives, and 20% of notional consisted of foreign currency derivatives.

12.  CONTINGENCIES

Various lawsuits against the Company have arisen in the course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought.

On October 28, 1996, the Company entered into a Stipulation of Settlement with attorneys for the plaintiffs in a consolidated class action lawsuit pending in a Multi-District Litigation proceeding in the U.S. District Court for the District of New Jersey. The class action suit involved alleged improprieties in connection with the sale, servicing and operation of permanent life insurance policies from 1982 through 1995. Pursuant to the settlement, the Company has participated in a remediation program pursuant to which relief was offered to policyowners who were misled when they purchased permanent life insurance policies in the United States from 1982 to 1995. Prudential has agreed to indemnify the Company for any liability incurred in connection with that litigation.

The balance of the Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted with precision. Management believes that any ultimate liability which could result from such litigation would not have a material adverse effect on the Company's financial position.

13.  DIVIDENDS

The Company is subject to Arizona law which limits the amount of dividends that insurance companies can pay to stockholders. The maximum dividend which may be paid in any twelve month period without notification or approval is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations and the Company's surplus position at December 31, 1999, the Company would not be permitted a non-extraordinary dividend distribution in 2000.

14.  RELATED PARTY TRANSACTIONS

Service Agreements
Prudential and the Company operate under service and lease agreements whereby services of officers and employees (except for those agents employed directly by the Company in Taiwan), supplies, use of equipment and office space are provided by Prudential. Prudential periodically reviews its methods for determining the level of administrative expenses charged to the Company. Late in 1998, Prudential revised its allocation methodology to more closely align allocations based on business processes, resulting in increased allocations from 1998 levels. Management believes that the updated methodology is reasonable and better reflects actual costs incurred by Prudential to process transactions on behalf of the Company. The net cost of these services allocated to the Company were $317.4 million, $269.9 million and $139.5 million for the years ended December 31, 1999, 1998, and 1997, respectively.

In addition, the Company received allocated distribution expenses from Prudential's retail agency network. Beginning in 1999, market based distribution transfer pricing was the basis for allocating costs to each product line that distributes products through Prudential's retail agency channels. A majority of these distribution expenses have been capitalized by the Company as deferred policy acquisition costs ("DAC").

The Company receives asset management fee income from policyholder account balances invested in the Prudential Series Fund ("PSF"). These amounts are shown as asset management fees on the statement of operations. The Company also collects these fees on behalf of Prudential. The amounts due to Prudential related to PSF fees were $0.1 million and $22.6 million at December 31, 1999 and December 31, 1998, respectively.


                                      B21

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


14.  RELATED PARTY TRANSACTIONS (continued)

The Company pays an asset management fee to Prudential Global Asset Management ("PGAM") for managing the Separate Account investment portfolio. The expense for the year was $25.9 million, which is shown in general, administrative and other expenses.

The Company has sold three Corporate Owned Life Insurance ("COLI") policies to Prudential. The cash surrender value included in Separate Accounts was $725.3 million and $362.3 million at December 31, 1999, and 1998, respectively. The fees received in 1999 related to the COLI policies were $4.0 million.

Reinsurance

The Company currently has three reinsurance agreements in place with Prudential (the reinsurer). Specifically a reinsurance Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides reinsurance equal to 100% of all payments due under the contract, and two yearly renewable term agreements in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the years ended December 31, 1999, 1998, and 1997.

Debt Agreements

In July 1998, the Company established a revolving line of credit facility of up to $500 million with Prudential Funding Corporation, a wholly owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of December 31, 1999.


                                      B22

                        Report of Independent Accountants

   To the Board of Directors and Stockholder of Pruco Life Insurance Company

   In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company (a wholly-owned subsidiary of the Prudential Insurance Company of America) and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   PricewaterhouseCoopers LLP
   New York, New York
   March 21, 2000


                                      B23

Survivorship Variable
Universal Life Insurance



Survivorship Variable Universal Life is issued by Pruco Life Insurance Company, 213 Washington Street, Newark, NJ 07102-2992 and offered through Pruco Securities Corporation, 751 Broad Street, Newark, NJ 07102-3777, both subsidiaries of The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102-3777.




[LOGO] Prudential



Pruco Life Insurance Company
213 Washington Street, Newark, NJ 07102-2992
Telephone: 800 782-5356

SVUL-2 Ed. 5/2000

                                     PART II

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     REPRESENTATION WITH RESPECT TO CHARGES


Pruco Life Insurance Company ("Pruco Life") represents that the fees and charges deducted under the Survivorship Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.


                   UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.


Arizona, being the state of organization of Pruco Life, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 ET SEQ. of the Arizona Statutes Annotated. The text of Pruco Life's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to
Exhibit 3(ii) to its Form 10-Q, SEC File No. 33-37587, filed August 15, 1997.


Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:
-------------------------------------------------------------------------

The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 86 pages.

The undertaking to file reports.

The representation with respect to charges.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:


1.          PricewaterhouseCoopers, LLP
2.          Clifford E. Kirsch, Esq.
3.          Ching-Meei Chang, FSA, MAAA


The following exhibits:
-----------------------

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:


A.   (1)  (a) Resolution of Board of Directors of Pruco Life Insurance Company
              establishing the Pruco Life Variable Universal Account.  (Note 8)
          (b)  Amendment of Separate Account Resolution. (Note 13)
     (2)  Not Applicable.
     (3)  Distributing Contracts:
          (a) Distribution Agreement between Pruco Securities Corporation and Pruco Life Insurance Company. (Note 8)
          (b) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note 8)
          (c)  Schedule of Sales Commissions. (Note 1)
          (d)  Participation Agreements and Amendments:
               (i)  (a) AIM Variable Insurance Funds, Inc., AIM V.I. Value Fund.
                        (Note 11)
                    (b) Amendment to the AIM Variable Insurance Funds, Inc.
                        Participation Agreement. (Note 1)
               (ii) (a) American Century Variable Portfolios, Inc., VP Value
                        Portfolio. (Note 11)
               (iii)(a) Janus Aspen Series, Growth Portfolio. (Note 11)
                    (b) Amendment to the Janus Aspen Series Participation
                        Agreement. (Note 1)
                (iv)(a) MFS Variable Insurance Trust, Emerging Growth Series.
                        (Note 11)
                    (b) Amendment to the MFS Variable Insurance Trust
                        Participation Agreement. (Note 1)
               (v)  (a) T. Rowe Price International Series, Inc., International
                        Stock Portfolio. (Note 11)
                    (b) Amendment to the T. Rowe Price International Series,
                        Inc. Participation Agreement. (Note 1)
               (vi) (a) Franklin Templeton Variable Insurance Products Trust,
                        Franklin Small Cap Fund - Class 2. (Note 13)
                    (b) Amendment to the Franklin Templeton Variable Insurance
                        Products Trust Participation Agreement. (Note 1)
     (4)  Not Applicable.
     (5)  Survivorship Variable Universal Life Insurance Contract. (Note 13)

     (6) (a) Articles of Incorporation of Pruco Life Insurance Company, as amended October 19, 1993. (Note 7)
          (b) By-laws of Pruco Life Insurance Company, as amended May 6, 1997. (Note 9)
     (7)      Not Applicable.
     (8)      Not Applicable.
     (9)      Not Applicable.

     (10) (a) Application Form for Survivorship Variable Universal Life Insurance Contract. (Note 12)
          (b) Supplement to the Application for Survivorship Variable Universal Life Insurance Contract. (Note 12)


     (11) Not Applicable.
     (12) Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 13)
     (13) Available Contract Riders and Endorsements.
          (a) Rider for Term Insurance Benefit on Life of Second Insured to Die. (Note 1)
          (b)  Option to Exchange for Separate Contracts. (Note 1)


2.   See Exhibit 1.A.(5).

3. Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 1)

4.   None.

5.   Not Applicable.


6. Opinion and Consent of Ching-Meei Chang, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 1)

7.   Powers of Attorney.

     (a) William M. Bethke, Ira J. Kleinman, Esther H. Milnes, I. Edward Price (Note 2)
     (b)  Kiyofumi Sakaguchi (Note 5)
     (c)  James J. Avery, Jr. (Note 3)
     (d)  Dennis G. Sullivan (Note 4)
     (e)  David R. Odenath, Jr. (Note 14)




(Note 1) Filed herewith.

(Note 2) Incorporated by reference to Form 10-K, Registration No. 33-08698, filed March 31, 1997 on behalf of the Pruco Life Variable Contract Real Property Account.
(Note 3) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6, Registration No. 333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.
(Note 4) Incorporated by reference to Post-Effective Amendment No. 6 to Form S-1, Registration No. 33-86780, filed April 16, 1999 on behalf of the Pruco Life Variable Contract Real Property Account.
(Note 5) Incorporated by reference to Post-Effective Amendment No. 8 to Form S-6, Registration No. 33-49994, filed April 28, 1997 on behalf of the Pruco Life PRUvider Variable Appreciable Account.
(Note 6) Incorporated by reference to Post-Effective Amendment No. 9 to Form S-6, Registration No. 33-29181, filed April 25, 1996 on behalf of the Pruco Life Variable Universal Account.
(Note 7) Incorporated by reference to Form S-6, Registration No. 333-07451, filed July 2, 1996 on behalf of the Pruco Life Variable Appreciable Account.
(Note 8) Incorporated by reference to Post-Effective Amendment No. 10 to Form S-6, Registration No. 33-29181, filed April 28, 1997 on behalf of the Pruco Life Variable Universal Account.
(Note 9) Incorporated by reference to Form 10-Q, Registration No. 33-37587, filed August 15, 1997 on behalf of the Pruco Life Insurance Company.
(Note 10) Incorporated by reference to Post-Effective Amendment No. 11 to Form
          S-6, Registration No. 33-29181, filed April 28, 1998 on behalf of the Pruco Life Variable Universal Account.
(Note 11) Incorporated by reference to Post-Effective Amendment No. 13 to Form
          S-6, Registration No. 33-29181, filed June 4, 1999 on behalf of the Pruco Life Variable Universal Account.

(Note 12) Incorporated by reference to Form S-6, Registration No. 333-85115, filed on August 13, 1999 on behalf of the Pruco Life Variable Universal Account.

(Note 13) Incorporated by reference to Registrant's Form S-6, filed on January
          5, 2000.
(Note 14) Incorporated by reference to Post-Effective Amendment No. 7 to Form
          S-1, Registration No. 33-86780, filed April 12, 2000 on behalf of the Pruco Life Variable Contract Real Property Account.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life Variable Universal Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 14th day of April, 2000.


(Seal)                PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT
                                  (Registrant)

                        By: PRUCO LIFE INSURANCE COMPANY
                                   (Depositor)



Attest: /s/  Thomas C. Castano                      By: /s/ Esther H. Milnes
        --------------------------                      -----------------------
        Thomas C. Castano                               Esther    H. Milnes
        Assistant Secretary                             President


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 14th day of April, 2000.


        SIGNATURE AND TITLE
        -------------------

/s/ *
----------------------------
Esther H. Milnes
President and Director

/s/ *
----------------------------
Dennis G. Sullivan
Vice President and Chief Accounting Officer

/s/ *
----------------------------
James J. Avery, Jr.                            *By: /s/ Thomas C. Castano
                                                    ----------------------
Director                                            Thomas C. Castano
                                                    (Attorney-in-Fact)
/s/ *
----------------------------
William M. Bethke
Director

/s/ *
----------------------------
Ira J. Kleinman
Director

/s/ *
----------------------------
David R. Odenath, Jr.
Director

/s/ *
----------------------------
I. Edward Price
Director

/s/ *
----------------------------
Kiyofumi Sakaguchi
Director

                                  EXHIBIT INDEX


                         Consent of PricewaterhouseCoopers LLP, independent accountants

1.A (3)(c)               Schedule of Sales Commissions

1.A (3)(d)(i)(b)         Amendment to the AIM Variable Insurance Funds, Inc. Participation Agreement

1.A (3)(d)(iii)(b)       Amendment to the Janus Aspen Series Participation Agreement

1.A (3)(d)(iv)(b)        Amendment to the MFS Variable Insurance Trust Participation Agreement

1.A (3)(d)(v)(b)         Amendment to the T. Rowe Price International Series, Inc. Participation Agreement

1.A (3)(d)(vi)(b)        Amendment to the Franklin Templeton Variable Insurance Products Trust Participation Agreement

1.A (13)(a)              Rider for Term Insurance Benefit on Life of Second Insured to Die.

1.A (13)(b)              Option to Exchange for Separate Contracts.

3.                       Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered

6.                       Opinion and Consent of Ching-Meei Chang, MAAA, FSA, as to actuarial matters pertaining to the securities being registered



                       Consent of Independent Accountants



We hereby consent to the use in the Prospectus constituting part of this Post-Effective Amendment No. 1 to the registration statement on Form S-6 (the "Registration Statement") of our report dated March 17, 2000, relating to the financial statements of the Survivorship Variable Universal Life Subaccounts of Pruco Life Variable Universal Account, which appears in such Prospectus.

We also consent to the use in the Prospectus constituting part of this Registration Statement of our report dated March 21, 2000, relating to the consolidated financial statements of Pruco Life Insurance Company and it subsidiaries, which appears in such Prospectus.

We also consent to the reference to us under the heading "Experts" in the Prospectus.



PricewaterhouseCoopers LLP

New York, New York
April 10, 2000